Exhibit 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

FORTISUS INC.,

COLOR ACQUISITION SUB INC., UNS ENERGY CORPORATION
and, solely for the purposes of Sections 5.5(c) and 8.15,

FORTIS INC.

Dated as of December 11, 2013

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 11, 2013 (this “Agreement”), by and among FortisUS Inc., a Delaware corporation (“Parent”), Color Acquisition Sub Inc., an Arizona corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), UNS Energy Corporation, an Arizona corporation (the “Company”), and, solely for the purposes of Sections 5.5(c) and 8.15, Fortis Inc., a corporation incorporated under the Corporations Act of Newfoundland and Labrador (“Ultimate Parent”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each adopted and approved this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its shareholders and (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and has resolved to recommend authorization and approval of this Agreement by the shareholders of the Company;

WHEREAS, the Boards of Directors of Parent (the “Parent Board”) and Merger Sub have, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of Parent and Merger Sub and their respective shareholders and (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and the Board of Directors of Merger Sub has adopted and approved this Agreement and resolved to recommend authorization and approval of this Agreement by Parent as the sole shareholder of Merger Sub; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and premises contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I THE MERGER

Section 1.1    The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Arizona Business Corporation Act (the “ABCA”), at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the ABCA. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(b) At the Effective Time, Parent shall cause the articles of incorporation of the Surviving Corporation to be amended in its entirety to be identical to the articles of incorporation of Merger Sub immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be changed to “UNS Energy Corporation”, until thereafter changed or amended as provided therein or by applicable Law, subject to Section 5.10. In addition, at the Effective Time, the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, except that the name of the Surviving Corporation shall be changed to “UNS Energy Corporation”, until thereafter changed or amended as provided therein or by applicable Law, subject to Section 5.10.

(c)    The directors of Merger Sub immediately prior to the Effective Time shall, at the Effective Time, be the directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, continue as the officers of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation. Parent and the Surviving Corporation shall cause four (4) members of the Company Board designated by the Company who are members of the Company Board as of the Closing and who are acceptable to Parent to be elected to the Board of Directors of the Surviving Corporation as of the Effective Time; provided, that at least one (1) such designee shall be the Chief Executive Officer of the Company.

(d) After the Effective Time, if the Surviving Corporation shall determine or shall be advised that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the property, rights, privileges, immunities, powers and franchises of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such property, rights, privileges, immunities, powers and franchises in the Surviving Corporation or otherwise to carry out this Agreement.

Section 1.2 Closing and Effective Time of Merger. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, on a date to be specified by the parties (the “Closing Date”), such date to be no later than the second Business Day after satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York 10112, unless another time, date or place is agreed to in writing by Parent and the Company. On the Closing Date, or on such other date as Parent and the Company may agree to in writing, Parent, Merger Sub and the Company shall cause an appropriate articles of merger or other appropriate documents (the “Articles of Merger”) to be executed and filed (along with a copy of this Agreement as required by Law) with the Arizona Corporation Commission (“ACC”) in accordance with the relevant provisions of the ABCA and shall make all other filings or recordings required under the ABCA. The Merger shall become effective at the time the Articles of Merger shall have been duly delivered to the ACC for filing or such other date and time as is agreed upon by the parties and specified in the Articles of Merger, such date and time hereinafter referred to as the “Effective Time”.

ARTICLE II
EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any capital stock of the Company or Merger Sub:

(a) Conversion of Company Common Stock. Subject to Section 2.2, each share of common stock, no par value, of the Company (“Company Common Stock” and each such share, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.1(b), shall be converted into the right to receive in cash, without interest, $60.25 per Share (the “Merger Consideration”). At the Effective Time, all of the Shares issued and outstanding immediately prior to the Effective Time shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Shares to be cancelled in accordance with Section 2.1(b)) shall thereafter represent only the right to receive the Merger Consideration, without interest, subject to compliance with the procedures for surrender of such Shares as set forth in Section 2.2.

(b) Cancellation of Treasury Stock and Ultimate Parent-Owned Stock. All Shares that are held in the treasury of the Company or owned of record by any Company Subsidiary and all Shares owned of record by Ultimate Parent, Parent, Merger Sub or any of their respective wholly-owned Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(c) Merger Sub Common Stock. Each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(d) Merger Consideration Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the outstanding Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided that no such adjustment shall result in any increase or decrease of the Aggregate Merger Consideration.

Section 2.2    Payment for Securities; Surrender of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall deposit with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds equal to the Aggregate Merger Consideration (the “Exchange Fund”). Funds made available to the Paying Agent shall be invested by the Paying Agent, as directed by Parent, in (i) short-term obligations of the United States of America with maturities of no more than 30 days, (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s, respectively, or (iii) deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks, each of which has capital, surplus and undivided profits aggregating more than $1.0 billion (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise), in each case, pending payment thereof by the Paying Agent to the holders of Shares pursuant to this Article II. Subject to the terms of this Agreement, the Paying Agent shall, pursuant to irrevocable instructions, deliver the cash contemplated to be paid pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the Aggregate Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to promptly make such cash payments.

(b)    Procedures for Surrender.

(i)
Certificates. As promptly as practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of a Certificate whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (x) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the

Certificates to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent may reasonably specify after consultation with the Company; and (y) instructions for effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificates shall be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration multiplied by the number of Shares formerly represented by such Certificates, and the Certificates so surrendered shall forthwith be cancelled.

(ii)
Book-Entry Shares. Any holder of non-certificated Shares represented by book-entry (“Book-Entry Shares”) whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement, shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Agreement. In lieu thereof, each holder of record of one or more Book-Entry Shares whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement shall, upon receipt by the Paying Agent of an “agent’s message” (or such other evidence, if any, of surrender as the Paying Agent may reasonably request) be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration multiplied by the number of Shares formerly represented by such Book-Entry Shares. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(iii)
In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and Merger Consideration may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered or shall establish to the satisfaction of Parent that such Taxes either have been paid or are not required to be paid. Until surrendered as contemplated by this Section 2.2, each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the portion of the Aggregate Merger Consideration into which the Shares theretofore represented by such Certificate or such Book-Entry Shares have been converted pursuant to Section 2.1(a). No interest shall be paid or accrue on any cash payable upon surrender of any
Certificate or Book-Entry Share.

(c) Transfer Books; No Further Ownership Rights in Shares. As of the close of business on the date of the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger Consideration paid in accordance with the terms of this Article II upon surrender of any Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. At any time following the day which is nine (9) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest or other income received by the Paying Agent in respect of all funds made available to it) not disbursed to holders of Shares, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Shares and compliance with the procedures set forth in Section 2.2(b), without interest. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed as of the date that is immediately prior to such time as such Merger Consideration would otherwise escheat to or similarly become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interests of any Person previously entitled thereto.

(e) Withholding Rights. Parent, Merger Sub, the Surviving Corporation and their respective agents (including the Paying Agent), as the case may be, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options, Restricted Shares, Restricted Stock Units or Other Equity-Based Awards, as applicable, such amounts that Parent, Merger Sub, the Surviving Corporation or any of their respective agents (including the Paying Agent) is required to deduct and withhold with respect to such payment under the Code or any other provision of applicable Law (including any provision of federal, state, local or foreign tax law); provided that any transfer or other similar Taxes payable in connection with the Merger (other than such Taxes required to be paid by reason of the payment of the Merger Consideration to a Person other than the holder of record of the Shares with respect to which such payment is made) shall be borne and paid by Parent and Merger Sub. To the extent that amounts are so withheld by Parent, Merger Sub, the Surviving Corporation or any agent, such amounts shall be paid to the applicable Tax authorities and shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options, Restricted Shares, Restricted Stock Units or Other Equity-Based Awards, as applicable, in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or their applicable agent, as the case may be.

(f) Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof, the portion of the Aggregate Merger Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.1(a); provided, however, that Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

Section 2.3	Treatment of Company Options, Restricted Shares, Restricted Stock Units, Other Equity-Based Awards and Equity Plans.

(a) Treatment of Company Equity Awards. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions to provide that, immediately prior to the Effective Time:

(i)
Treatment of Company Options. Each outstanding option to purchase Shares (each, a “Company Option”) granted pursuant to any equity incentive plan of the Company, including the Company’s 2011 Omnibus Stock and Incentive Plan, 2006 Omnibus Stock and Incentive Plan, Amended and Restated 1994 Outside Director Stock Option Plan and any other plan, agreement or arrangement of the Company or any Company Subsidiary (collectively, the “Company Equity Plans”), shall, without any action on the part of the holder thereof, be fully vested and cancelled and, in exchange therefor, each former holder of any such cancelled Company Option shall be entitled to receive, in settlement therefor and full satisfaction thereof, a payment in cash (subject to any withholding in accordance with Section 2.2(e)) equal to the product of (i) the total number of Shares previously subject to such Company Option and (ii) the amount, if any, by which the Merger Consideration exceeds the exercise price per Share previously subject to such Company Option (such amounts payable hereunder, the “Option Payments”). In each case, the Option Payment shall be made within five (5) Business Days after the Closing Date. From and after the Effective Time, any such cancelled Company Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Payment. No interest shall be paid or accrued on any cash payable with respect to any Company Option.

(ii)
Treatment of Restricted Shares. Each unvested Share subject to forfeiture restrictions, repurchase rights or other restrictions (each, a “Restricted Share”) granted pursuant to any Company Equity Plan shall, without any action on the part of the holder thereof, vest in full, and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such Restricted Share shall lapse, and each Restricted Share shall be converted into the right to receive a payment in cash equal to the Merger

Consideration, without interest (subject to any withholding in accordance with Section 2.2(e)). In each case, payment with respect to any Restricted Shares shall be made within five (5) Business Days after the Closing Date.

(iii)    Treatment of Restricted Stock Units and Other Equity-Based Awards.
Immediately prior to the Effective Time, each contractual right to receive a Share of Company Common Stock or the value of such a Share other than Company Options (each, an “Other Equity-Based Award”), including restricted stock units and performance shares (such restricted stock units and performance shares collectively, “Restricted Stock Units”), granted pursuant to any Company Equity Plan that is outstanding immediately prior to the Effective Time, shall, without any action on the part of the holder thereof, vest in full, and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such Other Equity-Based Award shall lapse, and each Other Equity-Based Award shall be cancelled and in exchange therefor, each former holder of any such cancelled Other Equity-Based Award shall be entitled to receive, in settlement therefor and full satisfaction thereof, a payment in cash (subject to any withholding in accordance with Section 2.2(e)) equal to the product of (x) the Merger Consideration and (y) the number of Shares subject to the Other Equity-Based Award as of the Effective Time; provided, however, that in the case of any Restricted Stock Units subject to performance-based vesting conditions, the applicable performance criteria shall be deemed to have been satisfied based on (A) target level of attainment or (B) actual attainment during the full fiscal quarters of the Company completed during the applicable performance period prior to the Effective Time, whichever results in a greater payment, in each case without proration notwithstanding the early termination (if any) of the applicable performance period; and provided further, that notwithstanding anything to the contrary in this Agreement, in calculating the level of attainment of the performance criteria applicable to Restricted Stock Units subject to performance-based vesting conditions, the Company (or the Surviving Corporation) shall exclude any expenses or costs associated with or arising as a result of or in connection with the transactions contemplated by this Agreement or any non-recurring charges that would not reasonably be expected to have been incurred had the transactions contemplated by this Agreement not occurred. In each case, payment with respect to any Other Equity-Based Award shall be made within five (5) Business Days after the Closing Date; provided, however, that in the case of any Other Equity-Based Awards that constitute deferred compensation within the meaning of Section 409A of the Code, payment shall occur on the date that it would otherwise occur under the applicable award agreement absent the application of this Section 2.3(a)(iii) to the extent necessary to avoid the imposition of any penalty or other taxes under Section 409A of the Code. No interest shall be paid or accrued on any cash payable with respect to any Other Equity-Based Award.

(b) Termination of Company Equity Plans. After the Effective Time, all Company Equity Plans shall be terminated and no further Company Options, Restricted Shares, Restricted Stock Units, Other Equity-Based Awards or other rights with respect to Shares shall be granted thereunder.

(c) Parent Funding. At the Effective Time, Parent shall make a cash contribution to the Surviving Corporation in immediately available funds to permit the Surviving Corporation to make the payments required under this Section 2.3.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in, or qualified by any matter set forth in, the Company SEC Documents filed before 5:30 p.m. ET on the Business Day immediately prior to the date hereof and on or after January 1, 2011 (excluding, in each case, any risk factor disclosures contained under the heading “Risk Factors” or any disclosure of risks included in any “forward-looking statements” disclaimer or any other similar disclosures included in such Company SEC Documents that are predictive, cautionary or forward-looking in nature and, in each case, only to the extent the qualifying nature of such disclosure is reasonably apparent from the face of such Company SEC Documents), or the disclosure letter delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (it being agreed that disclosure of any item in any section or subsection of such disclosure letter shall also be deemed to be disclosed with respect to any other section or subsection to which the relevance of such item is reasonably apparent from the face of such disclosure letter) (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1    Organization and Qualification; Subsidiaries.

(a) The Company and each Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)    The Company has made available to Parent true and complete copies of (i) the Amended and Restated Articles of Incorporation of the Company (the “Company Charter”), (ii) the By-laws, as amended, of the Company (the “Company By-laws”), and (iii) the articles of incorporation and by-laws, or equivalent organizational documents, of each Company Subsidiary, each as in effect as of the date hereof. The Company has made available to Parent true and complete copies of all minutes prepared by the Company of meetings of the Company Board (and all materials filed with the minutes of such meetings) and each committee of the Company Board, the shareholders or other equityholders of each Company Subsidiary and the board of directors (or equivalent body) of each Company Subsidiary and any committees thereof, each since December
31, 2010; provided that such copies may be redacted to the extent necessary to comply with existing confidentiality restrictions, to preserve attorney-client privilege or to remove material relating to (A) the consideration, negotiation and execution of this Agreement and the Merger or any other business combination with Ultimate Parent or Parent and (B) potential strategic alternatives to the Merger. Neither the Company nor any Company Subsidiary is in material violation of any provision of its articles of incorporation or by-laws (or equivalent organizational document).

(c) Section 3.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Subsidiaries of the Company (each a “Company Subsidiary”), together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary, the jurisdictions in which they are qualified to do business and the Company’s and any other Person’s interest therein.

(d)    Section 3.1(d) of the Company Disclosure Letter sets forth (i) the name of each Person (other than any Company Subsidiary) in which the Company or any Company Subsidiary owns, directly or indirectly, any Equity Interests (each Person referred to in this clause (i), a “Company Joint Venture Entity”) and (ii) the number and percentage of the Equity Interests of each such Company Joint Venture Entity (collectively, the “Company Joint Venture Securities”) held by the Company, directly or indirectly. Except as provided in any partnership, joint venture, shareholder, operating or similar agreement specifically set forth in Section 3.1(d) of the Company Disclosure Letter providing for the sharing of any profits, losses or liabilities, including each agreement relating to the formation, creation, equity or other ownership interests, operation, management or control of any Company Joint Venture Entity (collectively, the “Company Joint Venture Agreements”), all of the Company Joint Venture Securities owned by the Company, directly or indirectly, are owned free and clear of any Lien. Prior to the date hereof, the Company has made available to Parent true and complete copies of all Company Joint Venture Agreements to which the Company or any Company Subsidiary is a party.

Section 3.2    Capitalization.

(a)    The authorized capital stock of the Company consists of: (i) 75,000,000
Shares and (ii) 1,000,000 shares of preferred stock, no par value (the “Company Preferred Stock”), of which no series have been designated. The authorized capital stock of Tucson Electric Power Company (“TEP”) consists of: (i) 75,000,000 shares of common stock, no par value (the “TEP Common Stock”); and (ii) 1,000,000 shares of preferred stock, no par value (the “TEP Preferred Stock”) of which no series have been designated. As of December 10, 2013, (I) 41,538,337 Shares were issued and outstanding (of which 0 Shares are Restricted Shares), (II) 42,618 Shares were held by the Company in its treasury, (III) no shares of Company Preferred Stock were issued and outstanding, (IV) 32,139,434 shares of TEP Common Stock were issued and outstanding, all of which was held by the Company, (V) no shares of TEP Preferred Stock were issued and outstanding. Except as set forth in this Section 3.2(a) or Section 3.2(b) of this Agreement, or Section 3.2(b) or Section 3.2(f) of the Company Disclosure Letter, as of the date hereof, no Equity Interests in the Company or any of its Subsidiaries were issued, reserved for issuance or outstanding. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and were not issued in violation of any preemptive right, purchase option, call, right of first refusal or any similar right. No Equity
Interests of the Company are held by any Company Subsidiary.

(b) As of December 10, 2013, the Company and the Company Subsidiaries have no Shares, Company Preferred Stock or shares of capital stock of any Company Subsidiary reserved for or otherwise subject to issuance, except for (i) 729,443 shares of Company Common Stock reserved for issuance pursuant to the Company Equity Plans for outstanding Company Equity Awards and (ii) 935,463 shares of Company Common Stock reserved for future issuance pursuant to the Company Equity Plans (exclusive of the shares set forth in clause (i)). All such shares of Company Common Stock reserved for or otherwise subject to issuance, when issued in accordance with the respective terms thereof, will be duly authorized and validly issued and will be fully paid, nonassessable and not issued in violation of any preemptive rights, purchase option, call, right of first refusal or any similar right. Section 3.2(b) of the Company Disclosure Letter contains a complete and correct list of each Company Equity Award outstanding as of the Business Day immediately preceding the date of this Agreement, including, to the extent applicable, the holder thereof, the type of award, the exercise price and number of shares of Company Common Stock subject thereto and the applicable Company Equity Plan, grant date and the number of securities vested.

(c) As of the date hereof, except for Company Equity Awards disclosed in Section 3.2(b), there are no (i) options, warrants, subscriptions, calls, convertible securities or other rights (including any preemptive rights) relating to any Equity Interests of the Company or any Company Subsidiary or rights to acquire any such Equity Interests, or (ii) agreements or arrangements or commitments obligating the Company or any Company Subsidiary to issue, acquire, transfer or sell or cause to be issued, acquired, transferred or sold, any Equity Interests of the Company or any Company Subsidiary. The Company has delivered or made available to Parent an accurate and complete copy of each Company Equity Plan. There have been no repricings of any Company Options through amendments, cancellation and reissuance or other means during the current or prior two (2) calendar years. No Company Equity Award has been granted in connection with the Merger or the transactions contemplated by this Agreement. None of the Company Options was granted with an exercise price below or deemed to be below fair market value on the date of grant. All grants of Company Equity Awards were validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with applicable Laws and recorded on the consolidated financial statements of the Company in accordance with GAAP, and, where applicable no such grants involved any “back dating,” “forward dating” or similar practices with respect to the grants of Company Options.

(d) Except with respect to the Company Equity Awards, the Company Equity Plans and the related award agreements, there are no outstanding obligations of the Company or any Company Subsidiary or contracts to which the Company or any Company Subsidiary is bound (i) requiring the repurchase, redemption, acquisition or disposition of, or containing any right of first refusal with respect to, (ii) requiring the registration for sale of, (iii) applying voting restrictions to, (iv) granting any preemptive or antidilutive rights with respect to, or (v) otherwise restricting any Person from purchasing, selling, pledging or otherwise disposing of any Equity Interests in the Company or any Company Subsidiary. All outstanding Shares have been issued in compliance with (1) all applicable Laws and (2) all requirements set forth in a Company Scheduled

Contract (as defined below), applicable to the issuance of Company Common Stock or Company
Equity Awards, as applicable.

(e) There are no outstanding bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary the holders of which have the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which shareholders of the Company or any Company Subsidiary may vote. Except with respect to the Company Equity Awards, the Company Equity Plans and the related award agreements, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the capital stock of, or other equity or voting interests in, the Company or any Subsidiary of the Company.

(f) All of the shares of capital stock or other Equity Interests of each of the Company Subsidiaries owned by the Company or a Company Subsidiary are owned free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws), and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and were not issued in violation of any preemptive rights, purchase option, call, right of first refusal or any similar right. Except for Equity Interests (x) in the Company Subsidiaries as set forth in Section 3.1(c) of the Company Disclosure Letter and (y) in the Company Joint Venture Entities as set forth in Section 3.1(d) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary owns, directly or indirectly, any Equity Interest in any Person, or has any obligation to acquire any such Equity Interest, or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person. There are no outstanding obligations to which the Company or any Company Subsidiary is a party (i) restricting the transfer, (ii) limiting the exercise of voting rights, or (iii) regarding registration under the Securities Act, in each case, with respect to any Equity Interests in any Company Subsidiary.

Section 3.3    Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, subject to the Company Shareholder Approval and any regulatory approvals referenced in Section 3.5. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite corporate action on the part of the Company, and no other corporate proceedings on the part of the Company, and no shareholder votes, are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the Company Shareholder Approval. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The Company Board, at a meeting duly called and held at which all directors of the Company were present, has unanimously (i) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) resolved, subject to Section 5.4, to recommend that the shareholders of the Company adopt this Agreement and the Merger and (iv) directed that this Agreement and the Merger be submitted for consideration of the shareholders of the Company at the Company Shareholder Meeting, which resolutions have not, as of the date hereof, been subsequently withdrawn or modified in any way.

Section 3.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both): (a) subject to obtaining the Company Shareholder Approval, conflict with or violate any provision of the Company Charter or Company By-laws or any equivalent organizational or governing documents of any Company Subsidiary; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company, any Company Subsidiary or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of payment, reimbursement, modification, termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party or any Company Permit, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, other occurrences or Liens which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5    Required Filings and Consents. None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration or qualification with or notification to, any Governmental Entity, other than (a) the filing and recordation of the Articles of Merger as required by the ABCA, (b) the Company Shareholder Approval, (c) compliance with any applicable requirements of the HSR Act, (d) the issuance by the ACC of an order approving the Merger under Arizona Administrative Code R14-2-801 et seq. (the “ACC Approval”) and the approval of the Federal Energy Regulatory Commission (the “FERC”) (the “FERC Approval”, and the other approvals described in clauses (c) and (d), together with the approvals set forth in Section 3.5 of the Company Disclosure Letter, being referred to herein as the “Company Required Governmental Approvals”), (e) compliance with the applicable requirements of the Exchange Act, (f) filings as may be required under the rules and regulations of the New York Stock Exchange, (g) the notification of the transactions contemplated by this Agreement to the Committee on Foreign Investment in the United States (“CFIUS”) under Section 721 of Title VII of the Defense Production Act of 1950, as amended by the Omnibus Trade and Competitiveness Act of 1988, as modified by the Foreign Investment and National Security Act of 2007 (“DPA”) and (h) required pre-approvals of license transfers with the

Federal Communications Commission (the “FCC”), and (i) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.6    Permits; Compliance with Laws.

(a) The Company and each Company Subsidiary is in possession of all franchises, grants, easements, authorizations, licenses, permits, consents, certificates, variances, exemptions, exceptions, permissions, qualifications, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to hold, or the failure to be in full force and effect of, any Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of the Company Subsidiaries is, and since January 1, 2011 has been, in compliance in all respects with the terms of the Company Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)    None of the Company or any Company Subsidiary is, or since January 1,
2011 has been, in conflict with, default under or in violation of any Law applicable to the Company or any Company Subsidiary, or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. No investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending, nor, to the knowledge of the Company, has any Governmental Entity indicated to the Company an intention to conduct any such investigation, except for such investigations the outcomes of which, if determined adversely to the Company or any Company Subsidiary, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, none of the Company or any of the Company Subsidiaries have received any notice or communication of any noncompliance with any such Laws that has not been cured which, if determined adversely to the Company or any Company Subsidiary, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.7 SEC Filings; Financial Statements. Since January 1, 2011, each of the Company and TEP has filed with or otherwise furnished to (as applicable) the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (together with the rules and regulations promulgated thereunder, the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company and/or TEP with the SEC, as have been supplemented, modified or amended since the time of filing and including all schedules, exhibits and other information incorporated by reference therein, collectively, the “Company SEC Documents”). All of the Company SEC Documents have been timely filed or furnished to the SEC. As of their respective filing dates or, if supplemented, modified or amended since the time of filing, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (a) did not at the time each such document was filed contain, and in the case of filings made after the date hereof, will not contain, any untrue statement of a material fact or omit, and in the case of filings made after the date hereof, will not omit, to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) complied, and in the case of filings made after the date hereof, will comply, in each case in all material respects, with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the Sarbanes-Oxley Act, each in effect on the date each such document was filed. None of the Company Subsidiaries other than TEP is currently required to file any forms, registration statements, prospectuses, reports or other documents with the SEC by law or by contract. Since January 1, 2011, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries, including the related notes and schedules included, or incorporated by reference, in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) complied or, in the case of Company Financial Statements filed after the date hereof, will comply as of their respective dates of filing, in each case in all material respects, with the then applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared or, in the case of Company Financial Statements filed after the date hereof, will be prepared in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act and that were not or are not expected to be material in nature) and (iii) fairly present, or, in the case of Company Financial Statements filed after the date hereof, will fairly present, in each case in all material respects, the consolidated financial position and the consolidated results of operations, cash flows and changes in common stock equity of the Company and the consolidated Company Subsidiaries as of the dates and for the periods referred to therein (except, in the case of interim financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act and that were not or are not expected to be material in nature).

Section 3.8    Internal Control and Disclosure Controls.

(a) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries. The Company (a) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) effective to ensure that information required to be disclosed by the Company and TEP in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management (including the Company’s principal executive and principal financial officers, or persons performing similar functions) as appropriate to allow timely decisions regarding required disclosure and (b) based on its most recent evaluation of internal control prior to the date hereof, has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, except with respect to clause (a), those failures to design or maintain that would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. The Company has made available to Parent a summary of any such disclosure made by management to Company’s auditors and to the audit committee since December 31, 2010. Since December 31, 2010, to the knowledge of the Company, no attorney representing the Company or any of the Company Subsidiaries, whether or not employed by the Company or any of the Company Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2010. Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder with respect to the Company SEC Documents and the statements contained in such certifications are true and accurate in all material respects as of the date hereof. There are no “significant deficiencies” or “material weaknesses” (as defined by the Sarbanes-Oxley Act) in the design or operation of the Company’s internal controls and procedures which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data.

(b) The Company has made available to Parent true and complete copies of all comment letters from the staff of the SEC since December 31, 2010 relating to Company SEC Documents and all written responses of the Company thereto through the date of this Agreement. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents.

(c) There are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or, to the knowledge of the Company, threatened involving the Company or any Company Subsidiary, in each case regarding any accounting practices of the Company or any Company Subsidiary.

Section 3.9 No Undisclosed Liabilities. Except for those liabilities and obligations (a) set forth, reserved against or provided for in the audited consolidated balance sheet of the Company as of December 31, 2012, or in the notes thereto, (b) incurred in the ordinary course of business consistent with past practice since December 31, 2012, (c) incurred under this Agreement or in connection with the transactions contemplated hereby, including the Merger, or (d) that have not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has or is subject to any liabilities or obligations of any nature, whether accrued, absolute, determined, determinable, fixed or contingent, that would be required to be recorded or reflected on a balance sheet in accordance with GAAP. Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company Financial Statements or the Company SEC Documents.

Section 3.10    Absence of Certain Changes or Events

(a) Since December 31, 2012, through the date of this Agreement, the business of the Company and the Company Subsidiaries has been conducted in the ordinary course of business and there has not been any Company Material Adverse Effect or any change(s), event(s), state of circumstance(s) or development(s) which have had or would reasonably be expected to have, individually or in the aggregate with all other such change(s), event(s), state of circumstance(s) or development(s), a Company Material Adverse Effect.

(b) Since December 31, 2012, through the date of this Agreement, neither the Company nor any Company Subsidiary has taken any action that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Sections 5.1(a)(iii), (iv), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xiii), (xv)(B), (xviii), (xix), (xx)(B), or (xxii).

Section 3.11 Information. None of the information to be included or incorporated by reference in the Proxy Statement will at the date mailed to the Company’s shareholders or at the time of the Company Shareholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, the rules and regulations thereunder and other applicable Laws, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement.

Section 3.12    Employee Benefit Plans.

(a) List of Plans. Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list of each Company Benefit Plan. “Company Benefit Plan” shall mean each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other material plan, policy, program, practice, agreement, understanding or arrangement providing compensation or other benefits to any current or former director, officer, employee or individual consultant, which are maintained, sponsored or contributed to by the Company or any Company Subsidiary, or under which the Company or any Company Subsidiary has any obligation or liability, including all incentive, bonus, profit sharing, savings, deferred compensation, cafeteria, “voluntary employees’ beneficiary associations” under Section 501(c)(9) of the Code (each a “VEBA”), medical, health, dental, life insurance, disability, accident, supplemental unemployment or retirement, employment, severance or salary or benefits continuation, fringe benefit, stock purchase or equity based compensation plans, policies or programs.

(b) General Compliance. Each Company Benefit Plan has been established, administered, and maintained in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code. Except as would not reasonably be expected to result in material liability to the Company or any Company Subsidiary, (i) all contributions required to be made under the terms of any Company Benefit Plan have been timely made or have been reflected in the Company Financial Statements, and (ii) all Company Benefit Plans that are subject to Section 409A of the Code are in compliance with the requirements of Code Section 409A. Except as required to maintain the tax-qualified status of any Company Benefit Plan intended to qualify under Section 401(a) of the Code, no condition or circumstance exists that would prevent the amendment or termination of any Company Benefit Plan. Neither the Company nor any of its ERISA Affiliates has incurred, and no event has occurred and, to the knowledge of the Company, no condition or circumstance exists that would reasonably be expected to result, directly or indirectly, in, any material unsatisfied liability of the Company under Title IV of ERISA or Sections 412 or 430 of the Code or Sections 302 or 303 of ERISA.

(c) Tax Qualification of Plans. (i) Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the IRS covering all applicable Tax law changes, as to its qualified status or may rely upon an opinion letter for a prototype plan and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to materially adversely affect the qualified status of any such Company Benefit Plan under Section 401(a) of the Code, (ii) each VEBA has been determined by the IRS to be exempt from U.S. federal income tax under Section 501(c)(9) of the Code, and, to the knowledge of the Company, no fact or event has occurred that would reasonably be expected to materially adversely affect the tax-exempt status of any such VEBA, (iii) there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code, other than a transaction that is exempt under a statutory or administrative exemption), with respect to any Company Benefit Plan that would reasonably be expected to result in material liability to the Company, and (iv) no suit, administrative proceeding, claim, audit, examination, investigation, action or other litigation is pending, or to the knowledge of the Company, is threatened against or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine benefits claims) that would reasonably be expected to result in material liability to the Company. Neither the Company nor any Company Subsidiary has filed, or is preparing to file, an application under the IRS Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program with respect to any Company Benefit Plan.

(d) Retiree Welfare Benefits. Section 3.12(d) of the Company Disclosure Letter lists each Company Benefit Plan that provides health or other welfare benefits after retirement or other termination of employment (other than (i) continuation coverage required under Section 4980B(f) of the Code or other similar applicable Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee) or (iii) benefits provided during any applicable severance period).
(e) Single Employer Plans. Section 3.12(e) of the Company Disclosure Letter lists each Company Benefit Plan that is a single-employer pension plan subject to Title IV of ERISA or part 3 of Subtitle A of ERISA or Section 412 of the Code (each, a “Single Employer Plan”). Except as set forth in Section 3.12(e) of the Company Disclosure Letter or as included in the Company SEC Documents filed before 5:30 p.m. ET on the Business Day immediately prior to the date hereof, the actuarial present value of the accumulated plan benefits (whether or not vested) under the Single Employer Plans as of the close of the most recent plan year did not exceed the market value of the assets allocable thereto, and, to the knowledge of the Company, since such date, there has been no material adverse change in the financial condition of any Single Employer Plan. With respect to each Single Employer Plan, except as would not have or reasonably be expected to result in a material liability of the Company, (i) no reportable event (within the meaning of Section
4043 of ERISA, other than an event for which the reporting requirements have been waived by regulations) has occurred or is expected to occur, (ii) none of the Company nor any Company Subsidiary has failed to satisfy the minimum funding standard within the meaning of Sections 412 and 430 of the Code or Sections 302 and 303 of ERISA, or obtained a waiver of any minimum funding standard or any amortization period under Section 412 of the Code or Section 302 of ERISA, (iii) neither the Company nor any ERISA Affiliate is required to provide security under Section 436(f) of the Code, (iv) all premiums (and interest charges and penalties for late payment, if applicable) have been paid when due to the Pension Benefit Guaranty Corporation (“PBGC”), (v) no filing has been made by the Company or any Company Subsidiary with the PBGC to terminate any Single Employer Plan and no proceeding has been commenced by the PBGC to terminate, or appoint a trustee under Title IV of ERISA to administer, any Single Employer Plan and (vi) no liability has been incurred under Section 4062(e) of ERISA.

(f) Multiemployer Plans. None of the Company Benefit Plans is a multiemployer pension plan (as defined in Section 3(37) of ERISA).

(g) Change in Control. Section 3.12(g)(i) of the Company Disclosure Letter lists each Company Benefit Plan that provides for the payment (whether in cash or property or the vesting of property) as a result of the transactions contemplated by this Agreement, including the Merger (either alone or upon the occurrence of any additional or subsequent event), to any employee, officer or director of the Company or any Company Subsidiary who is a “disqualified individual” (as such term is defined in proposed U.S. Treasury Regulation Section 1.280G-1) under any Company Benefit Plan that is reasonably expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Except as listed in Section 3.12(g)(ii) of the Company Disclosure Letter, none of the Company or any Company Subsidiary has any obligation (current or otherwise) to pay, gross up or otherwise indemnify any individual for any taxes imposed under Code Section 4999 or 409A. Except as contemplated by Section 2.3 of this Agreement or as listed in Section 3.12(g)(iii) of the Company Disclosure Letter, neither the execution of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent event) will: (i) entitle any employees of the Company or any Company Subsidiary to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting, result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to any of the Company Benefit Plans, or (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans.

(h) Plan Documentation. Correct and complete copies of the following documents with respect to each Company Benefit Plan have been delivered or made available by the Company to Parent, to the extent applicable: (i) all Company Benefit Plan documents, together with all amendments and attachments thereto (including, in the case of any Company Benefit Plan not set forth in writing, a written description thereof); (ii) all trust documents, declarations of trust and other documents establishing other funding arrangements, and all amendments thereto and the latest financial statements thereof; (iii) the annual report on IRS Form 5500 for each of the past three (3) years and all schedules thereto; (iv) the most recent IRS determination letter or opinion letter; (v) all summary plan descriptions and summaries of material modifications; and (vi) the most recent actuarial valuation report.

Section 3.13    Labor and Other Employment Matters.

(a) The Company and each Company Subsidiary is, and since January 1, 2011 has been, in compliance in all material respects with (i) all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours, and (ii) all collective bargaining agreements. Neither the Company nor any Company Subsidiary is engaged in and since January 1, 2011, has not engaged in any unfair labor practice in any material respect. Section
3.13(a) of the Company Disclosure Letter lists each collective bargaining agreement covering the terms of employment of any employee of the Company or any Company Subsidiary. No labor union or collective bargaining agreement is currently being negotiated by or involves the Company or any Company Subsidiary and there is no pending or, to the knowledge of the Company, threatened demand for recognition or certification and no representation or certification proceedings or petitions relating to the Company or any Company Subsidiary. There is no ongoing, and to the knowledge of the Company, no pending or threatened, work stoppage, slowdown, labor strike, material labor dispute, union organizing efforts or requests for representation against the Company or any Company Subsidiary, and there have been no such actions within the past three (3) years. There are no pending or, to the knowledge of the Company, threatened material grievances or arbitration proceedings arising out of or under any labor union or collective bargaining agreement, and since January 1, 2011, none have existed. Neither the Company nor any Company Subsidiary has engaged in layoffs or employment terminations sufficient in number to trigger application of the federal Worker Adjustment and Retraining Notification Act or any similar state, local or foreign Law (including, but not limited to, any state laws relating to plant closings or mass layoffs) (collectively, “WARN”) during the last six (6) years. The Company and each Company Subsidiary is and has been in compliance with WARN, and the Company and each Company Subsidiary has not incurred any liability or obligation under WARN which remains unsatisfied.

(b) Section 3.13(b) of the Company Disclosure Letter sets forth a true and complete list of all material (i) severance or employment agreements with directors, officers or employees of the Company or any Company Subsidiary, (ii) severance programs of the Company or any Company Subsidiary with or relating to its employees and (iii) plans, programs or other agreements of the Company or any Company Subsidiary with its directors, officers or employees which contain change in control provisions, other than any Company Benefit Plan disclosed in Section 3.12(a) of the Company Disclosure Letter.

Section 3.14    Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed, and no such Contract has been amended or modified, except for such amendments or modifications which have been filed as an exhibit to a subsequently dated and filed Company SEC Document before 5:30 p.m. ET on the Business Day immediately prior to the date hereof. All such filed Contracts (excluding any redacted portions thereof) shall be deemed to have been made available to Parent.

(b) Other than the Contracts referenced in Section 3.14(a) that were filed in unredacted form, Section 3.14(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Contract to which the Company or any Company Subsidiary is a party and which constitutes: (i) an agreement that limits in any material respect the freedom of the Company or any Company Subsidiary to compete in any line of business or sell, supply or distribute any product or service in any geographic area; (ii) a joint-venture or partnership agreement; (iii) an agreement that involves future expenditures or receipts by the Company or any Company Subsidiary of more than $10,000,000 in any one year period that cannot be terminated on less than 90 days’ notice without material payment or penalty; (iv) an acquisition agreement that contains “earn-out” or other contingent payment obligations that could reasonably be expected to result in future payments by the Company or a Company Subsidiary in excess of $1,000,000; (v) an agreement relating to Indebtedness or that grants or evidences a Lien on any material properties or assets of the Company or any Company Subsidiary in excess of $10,000,000 individually; (vi) other than an easement or a right of way and other than any lease, license or occupancy agreement in the way of easements or rights of way, a Company Real Property Lease and an option, obligation or right of first refusal or other contractual right to purchase or acquire any real property or interest therein relating to Company Owned Real Property; (vii) a Contract for the purchase of natural gas, electricity, fuel oil, other petroleum product or other energy commodities, emissions allowance, emissions offsets, or renewable energy certificates or similar agreements that relate to renewable or clean energy, or for the purchase of any other item or service that is reasonably expected to result in future payments by the Company or any Company Subsidiary in excess of $10,000,000 in any one year period; (viii) a Contract (A) for the sale by the Company or any of the Company Subsidiary of materials, supplies, goods, services, equipment or other assets, and that involve or would reasonably be expected to involve aggregate payments in any one year period to the Company or any Company Subsidiary of $10,000,000 or more, or (B) pursuant to which the Company or any Company Subsidiary received payments of more than $10,000,000 in the years ending December 31, 2011 or December 31, 2012 or expects to receive payments of more than $10,000,000 in the year ending December 31, 2013; (ix) a Contract that requires the Company or any Company Subsidiary to purchase its total requirements of any product or service from a Person or that contains “take or pay” provisions, in each case, requiring the payment of an amount in excess of $5,000,000 per year; (x) a Contract pursuant to which the Company or any Company Subsidiary has granted pricing or other terms to a Person on a “most favored nation” or similar basis (other than pricing on the basis of standardized tariffs) or a Contract pursuant to which the Company or any Company Subsidiary has agreed to deal with a Person on an exclusive basis; (xi) a Contract that is a wholesale or retail sale contract for fuel oil or other petroleum product, natural gas or electric power including reserve sharing agreements, commodities, emissions allowance, emissions offsets, or renewable energy certificates and similar agreements that relate to renewable or clean energy, involving an annual aggregate amount in excess of $5,000,000; (xii) an agreement for or related to the supply, transportation or storage of coal, natural gas, diesel fuel or other fuel for electric power generation, involving an annual aggregate amount in excess of $5,000,000; (xiii) an agreement for or related to the transmission of electric power, including joint ownership or participation in facilities for the transmission of electric power, involving an annual aggregate amount in excess of $5,000,000; (xiv) a Contract with any Governmental Entity involving an annual aggregate amount in excess of $2,000,000; (xv) a Contract with any (A) current or former director or officer or (B) other affiliate of the Company required to be disclosed in accordance with Item 404(a) of SEC Regulation S-K; (xvi) a Contract that purports to bind any affiliate of the Company other than a Company Subsidiary from engaging in any line of business or operating in any geographical area; (xvii) a Contract with provisions that pursuant to the explicit terms of such Contract may be affected by rating downgrades from one or more rating agencies; (xviii) a Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for consideration in excess of $10,000,000; (xix) any franchise agreement; and (xx) a Contract with any investment banking, commercial banking firm or other similar firm which obligates the Company or any Company Subsidiary in any way on or after the Effective Time, other than relating to Indebtedness as described in clause (v) above.

Each Contract of the type described in Section 3.14(a) and Section 3.14(b) is referred to herein as a
“Company Scheduled Contract”.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Scheduled Contract is a valid and binding obligation of the Company or the Company Subsidiary party thereto and, to the knowledge of the Company, of the other parties thereto, enforceable against the Company or the Company Subsidiary party thereto and, to the knowledge of the Company, against the other parties thereto in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought; (ii) the Company and the Company Subsidiaries have, and to the knowledge of the Company, any other party thereto has, performed all respective obligations required to be performed by them under the Company Scheduled Contracts and are not (with or without notice or lapse of time, or both) in breach thereunder; and (iii) none of the Company or any Company Subsidiary has any knowledge of, or has received written notice of, any violation or default by it under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Company Scheduled Contract to which it is a party or by which it or any of its properties or assets is bound or affected.

Section 3.15 Litigation. There is no suit, claim, action, investigation, arbitration or proceeding to which the Company or any Company Subsidiary is a party or with respect to which any of their respective property is affected, as the case may be, pending or, to the knowledge of the Company, threatened that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.16    Real Property.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list of all material real property (other than real property in the nature of transmission or distribution lines and substations) owned in whole or in part (including as a tenant in common or similar co-ownership with one or more third parties) by the Company or any Company Subsidiary in fee (collectively, the “Company Owned Real Property”) and includes an identification of such property (e.g. an address, a metes and bounds description, a tax map identification or other specification), the name of the record title holder thereof and a list, as of the date hereof, of all Indebtedness secured by a Lien (other than Permitted Liens) thereon. The Company or a Company Subsidiary, as the case may be, holds good and marketable title in fee simple to all Company Owned Real Property, free and clear of all Liens (other than Permitted Liens). The Company or a Company Subsidiary, as the case may be, has valid title to the easements used by the Company and the Company Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All of the buildings, facilities, structures, infrastructures, lines, appurtenances and other improvements situated on the Company Owned Real Property are in operating condition and in a state of ordinary maintenance and repair (ordinary wear and tear excepted) and are adequate and suitable for the purposes for which they are presently being used except for any failures as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. None of such buildings, facilities, structures, infrastructures, lines, appurtenances or other improvements (or any equipment therein), nor the uses, operation or maintenance thereof, violates any restrictive covenant or any provision of any applicable Law, or encroaches on any property owned by third parties except for any violation or encroachment as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no outstanding options or rights of first refusal which have been granted by the Company or any Company Subsidiary to third parties to purchase any Company Owned Real Property.

(b) Section 3.16(b) of the Company Disclosure Letter contains an accurate and complete list and description, as of the date hereof, of all leases of material real property (collectively, the “Company Real Property Leases”) to which the Company or any of its Subsidiaries is a party (as lessee, sublessee, sublessor or lessor) and includes an identification of such property (e.g. an address, a metes and bounds description, a tax map identification or other specification) and the identity of the lessor, lessee and current occupant (if different from the lessee). True and correct copies of such Company Real Property Leases have been made available to the Parent. Except in each case as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Real Property Lease for real property under which the Company or any Company Subsidiary is a lessee or sublessee (collectively, the “Company Leased Real Property”) is in full force and effect and is a valid and binding obligation of the Company or the Company Subsidiary party thereto and, to the knowledge of the Company, of the other parties thereto, enforceable against the Company or the Company Subsidiary party thereto and, to the knowledge of the Company, against the other parties thereto in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefore may be brought; (ii) no written notices of default under any Company Real Property Lease have been received by the Company or any Company Subsidiary that have not been resolved; (iii) to the knowledge of the Company, there exists no default or event, occurrence, condition or act (including the Merger) which, with the giving of notice, the lapse of time or the happening of any further event or condition, would become a default under any Company Real Property Lease; (iv) all rents due to date on each such Company Real Property Lease have been paid; and (v) the Company or a Company Subsidiary is and has been in peaceable possession of each Company Leased Real Property since the commencement of the original term of the related Company Real Property Lease and no waiver, indulgence or postponement of the lessee’s obligations under such Company Real Property Lease has been granted by the applicable lessor. The Company or any Company Subsidiary’s interest in any Company Real Property Lease is free and clear of all Liens (other than Permitted Liens).

(c) The Company Owned Real Property and the Company Leased Real Property are referred to collectively herein as the “Company Real Property.” With respect to the Company Real Property, neither the Company nor any Company Subsidiary has received any written notice of, nor to the knowledge of the Company does there exist, (i) any pending, threatened or contemplated condemnation or similar proceedings, or any sale or other disposition of any Company Real Property or any part thereof in lieu of condemnation or (ii) any non-compliance with any applicable building and zoning codes, deed restrictions, ordinances and rules, that, in each case, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries have lawful rights of use and access to all Company Real Property used in or necessary to conduct their businesses substantially as presently conducted except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Governmental Entity having the power of eminent domain over any of the Company Real Property has provided written notice to the Company or any Company Subsidiary that it intends to exercise the power of eminent domain or similar power with respect to all or any part of the Company Real Property.

Section 3.17 Personal Properties. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries has good and marketable title or, in the case of leased assets, a valid leasehold interest in, free and clear of all Liens (other than Permitted Liens), all of the tangible personal property and assets (except for properties and assets disposed of in the ordinary course of business), used in or necessary to conduct their businesses substantially as presently conducted and (ii) each item of tangible personal property of the Company and each Company Subsidiary, or in which the Company or any Company Subsidiary owns an undivided interest, is in all material respects in good working order and is adequate for the Company or a Company Subsidiary’s current use, ordinary wear and tear excepted.

Section 3.18    Environmental Matters.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary are, and since January 1, 2011 have been, in compliance with applicable Environmental Laws, and hold or have obtained or applied for and are, and since January 1, 2011 have been, in compliance with all Environmental Permits necessary to conduct their current operations. All such Environmental Permits are final, valid and in full force and effect, and where necessary a renewal application has been timely filed. No action is pending, or to the knowledge of the Company threatened, to revoke, suspend, or modify any such Environmental Permits.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law, including with respect to the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, and to the knowledge of the Company no such notice, demand or claim has been threatened.

(c) None of the Company or any Company Subsidiary has entered into any material consent decree or is subject to any material judgment relating to compliance with Environmental Laws the subject matter of which has not been resolved.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has expressly assumed, by contract or otherwise, the liability of any other Person under any Environmental Law.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is conducting, or has undertaken or completed since January 1, 2011, any Remedial Action relating to any Release or threatened Release at the Company Real Property or at any other site, location or operation, either voluntarily or pursuant to the order of any Governmental Entity or the requirements of any Environmental Law or Environmental Permit.

(f) The Company has provided or made available to Parent all of the following in its possession, as of the date of this Agreement: (i) all material environmental reports, studies or audits conducted or prepared since January 1, 2011, including, reports or studies with respect to potential enforcement actions and strategies to comply with existing or upcoming regulations pursuant to the federal Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act and similar state Laws, (ii) all material orders, decrees or judgments pursuant to applicable Environmental Laws, excluding any such matters that have been terminated or have no remaining material obligations or responsibilities on the part of the Company or its Subsidiaries, (iii) all written notices received since January 1, 2011 alleging liability, complaints, notices of violation or requests for information, and the responses to same, relating to material claims, investigations, proceedings, orders, judgments or decrees pursuant to applicable Environmental Laws, excluding any such matters that have been resolved with no further obligations or responsibilities on the part of the Company or the Company Subsidiaries and (iv) all existing material permits issued, and pending material permit applications submitted, pursuant to the federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and corresponding state Laws.

Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.18 are the sole and exclusive representations and warranties made by the Company in this Agreement with respect to Hazardous Substances, Environmental Laws, Environmental Permits and any other matter related to the environment or the protection of human health and worker safety.

Section 3.19    Intellectual Property.

(a) The Company and the Company Subsidiaries own or have the right to use all material Intellectual Property used in their businesses as presently conducted. Section 3.19(a) of the Company Disclosure Letter contains a complete and accurate list, as of the date hereof, of all of the following owned by the Company or any of the Company Subsidiaries: (i) trademark registrations and applications for registrations, and material unregistered trademarks, (ii) copyright registrations and applications for registration, (iii) patents and patent applications, and (iv) Internet domain names and applications and registrations for the foregoing; including, for each, the title, registration or patent or application number, registration or issue or application date, and the registered owner. To the extent indicated in Section 3.19(a) of the Company Disclosure Letter, each such registration and patent and application has been duly registered in, filed in, or issued by the United States Patent and Trademark Office, United States Copyright Office, a duly-accredited domain name registrar, or the appropriate offices of states or foreign jurisdictions, and each such registration, patent, and application remains valid, enforceable, and in full force and effect, in each case, except for such failures to be valid, enforceable and in full force and effect, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, such registrations, patents, and applications are not subject to any fees or other payments, or other actions falling due within one hundred eighty (180) days after the Closing Date that, if not taken, will adversely affect any of such Intellectual Property. To the knowledge of the Company, the Intellectual Property owned by the Company and the Company Subsidiaries is not being infringed, misappropriated or otherwise violated by any third party, except for such infringements, misappropriations or violations that have not had and would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and the Company Subsidiaries, including their products, services, conduct of their businesses and the use of the Intellectual Property owned by the Company and the Company Subsidiaries, are not infringing, misappropriating, or otherwise violating any third party’s right, title or interest in any Intellectual Property, except for such infringements, misappropriations or violations that have not had and would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company and the Company Subsidiaries have taken reasonable precautions to protect the secrecy and confidentiality of the trade secrets and other confidential information owned by the Company and the Company Subsidiaries.

(d) The IT Assets operate and perform in accordance with the Company’s and Company Subsidiaries’ internal standards as well as any applicable warranties, documentation, and functional specifications, and otherwise as currently required by the Company and Company Subsidiaries, except where such failure of compliance, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The IT Assets have not materially malfunctioned, been breached, or failed within the past five (5) years. The IT Assets do not contain any “time bombs,” “trojan horses,” “back doors,” “trap doors,” worms, viruses, bugs, spyware, keylogger software, or other faults or malicious devices that would adversely impact the functionality of the IT Assets or allow third parties to track or monitor activity using such IT Assets, except such faults or malicious devices that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have implemented backup, security, and disaster recovery technology consistent with applicable regulatory standards and prudent industry practices in all material respects. None of the IT Assets contain, incorporate, include, or are embedded with any shareware, freeware open source code, or other software subject to a general public license or other public or similar licensing regime, except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.20    Tax Matters. Except as set forth in Section 3.20 of the Company Disclosure Letter:

(a) The Company and each Company Subsidiary have (i) timely filed with the appropriate taxing authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and accurate in all material respects, and (ii) timely paid all material Taxes payable (including Taxes that the Company or any Company Subsidiary are or were required to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, member or other third party) , except in each case of clause (i) or (ii) with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves, to the extent required in accordance with GAAP, are reflected in the Company Financial Statements.

(b) (i) Neither the Company nor any Company Subsidiary is currently subject to an audit or similar proceeding with regard to any material Taxes or material Tax Returns of the Company or any Company Subsidiary; (ii) to the knowledge of the Company, there are no audits or other similar proceedings pending with regard to any material Taxes or material Tax Returns of the Company or any Company Subsidiary; (iii) neither the Company nor any Company Subsidiary is presently contesting any material Tax liability; and (iv) neither the Company nor any Company Subsidiary has waived in writing any statute of limitations with respect to material Taxes for any open tax year.

(c) There are no material Tax Liens upon any property or assets of the Company or any Company Subsidiary except for Permitted Liens of the type described in clause (iii) of the definition thereof.

(d) Neither the Company nor any Company Subsidiary is liable for Taxes of any other Person (other than the Company or a Company Subsidiary) under Treasury Regulation
1.1502-6 or any similar provision of state, local or foreign Tax Law.

(e) Since January 1, 2011, neither the Company nor any Company Subsidiary constituted or was purported to constitute either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(f) There are no Tax sharing, allocation, indemnification or similar agreements in effect as between the Company or any Company Subsidiary and any party (other than the Company or a Company Subsidiary) under which the Company or any Company Subsidiary could be liable for any material Taxes or other material claims of any such party (other than customary Tax gross-up or Tax indemnification provisions in credit agreements, derivatives, leases and other commercial agreements entered into in the ordinary course of business).

(g)    Neither the Company nor any Company Subsidiary shall be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income tax Law), (ii) an installment sale or open transaction, (iii) a prepaid amount or (iv) a change in the accounting method of the Company or any Company Subsidiary pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding Tax Laws of any nation, state or locality.
(h) Neither the Company nor any Company Subsidiary has engaged in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i)    The Company and each Company Subsidiary are and have always been, treated as either corporations, partnerships or disregarded entities for U.S. federal income tax purposes as set forth in Section 3.20(i) of the Company Disclosure Letter.

Section 3.21 Opinion of Financial Advisor. The Company Board has received the written opinion of Lazard Frères & Co. LLC, the Company Board’s financial advisor, to the effect that as of the date of such opinion, the Merger Consideration to be paid to the holders of Company Common Stock is fair, from a financial point of view, to such holders.

Section 3.22 Insurance. All material fire, liability, workers’ compensation, property, casualty and other forms of insurance policies maintained by the Company and the Company Subsidiaries (collectively, the “Company Insurance Policies”) are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the businesses of the Company and the Company Subsidiaries and their respective properties and assets, and are in character and amount comparable to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Company Insurance Policy is in full force and effect and all premiums due with respect to all Company Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Insurance Policies are sufficient for compliance with all Laws and contracts to which the Company or any Company Subsidiary is subject (in the case of Laws) or a party or by which it is bound (in the case of contracts).

Section 3.23 Required Vote. The affirmative vote of the holders of shares representing a majority of the votes of all outstanding shares of the Company Common Stock entitled to vote at the Company Shareholder Meeting is the only vote required of the holders of any class or series of capital stock or other Equity Interests of the Company or any Company Subsidiary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (the “Company Shareholder Approval”).

Section 3.24 Brokers. Except for the Company’s obligations to Lazard Frères & Co. LLC, the Company’s financial advisor, which has been engaged pursuant to an engagement letter provided to Parent, neither the Company nor any Company Subsidiary, nor any of their respective directors, officers or employees, has incurred, on behalf of the Company or any Company Subsidiary, any obligation to pay any brokerage, finders’, financial advisory or similar fee in connection with the transactions contemplated by this Agreement.

Section 3.25    Regulation as a Utility.

(a)    The Company is a “single state holding company system,” and each of TEP, UNS Electric, Inc. (“UNS Electric”) and UNS Gas, Inc. (“UNS Gas”) is a “public utility company” (as such terms are defined in the Public Utility Holding Company Act of 2005 and the implementing regulations of FERC in 18 C.F.R. Part 366 (“PUHCA”), and each of TEP, UNS Electric and UNS Gas (TEP, UNS Electric and UNS Gas, together being referred to herein as the “Utility Subsidiaries”)), each of TEP and UNS Electric is regulated as a “public utility,” an “electric utility” and a “transmitting utility” under the Federal Power Act, as amended, and the implementing regulations of FERC thereunder (“FPA”), and each of the Utility Subsidiaries is regulated as a public service corporation by the State of Arizona, but not by any other state. Other than as described in the preceding sentence, none of the Company or any “subsidiary company” or “affiliate” (such terms having the meaning ascribed to such terms in PUHCA) of the Company is (i) (A) a “holding company” or a “public-utility company” under PUHCA, (B) a “public utility,” an “electric utility” or a “transmitting utility” under the FPA, (C) a “natural gas company” under the Natural Gas Act of 1938, as amended, and the rules and regulations promulgated thereunder or (D) a public utility or public service corporation (or similar designation) under any other federal or state Law (including Title 40, Public Utilities and Carriers, of the A.R.S.) or (ii) otherwise franchised or authorized to provide any utility services by any Governmental Entity or certified as an exempt wholesale generator under PUHCA or as a “qualifying facility” under the Public Utility Regulatory Policies Act of 1978, as amended, and the implementing regulations of FERC in 18
C.F.R. Part 292 (“PURPA”).

(b) Neither the Company nor any Company Subsidiary owns, directly or indirectly, any interest in any nuclear generation station or manages or operates any nuclear generation station.

(c) The Company and each Company Subsidiary, as applicable, holds all Renewable Energy Credits from Eligible Renewable Energy Resources necessary to satisfy in all material respects its Annual Renewable Energy Requirement under A.A.C. R14-2-1801, et seq. for its operations as currently conducted and holds those energy credits, offsets or other credits, benefits or allowances required to comply in all material respects with the Renewable Portfolio Standard.

Section 3.26 Regulatory Filings. Except as set forth in Section 3.26 of the Company Disclosure Letter, all filings required to be made by the Company or any Company Subsidiary since January 1, 2011 pursuant to the FPA, the Communications Act of 1934, as amended by the Telecommunications Act of 1996, PUHCA, the Energy Policy Act of 2005, PURPA, each pipeline safety law, as amended, that is administered by the U.S. Department of Transportation Pipeline and Hazardous Materials Administration, other applicable state Laws and regulations (including Title 40, Public Utilities and Carriers, of the A.R.S.), have been filed or furnished, as applicable, on a timely basis with the applicable Governmental Entity, as the case may be, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments, and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements and related documents and all such filings complied, as of their respective dates, with all applicable requirements of the applicable statute and the rules and regulations thereunder, except for filings the failure of which to make in compliance with all applicable requirements of the applicable statute and rules and regulations thereunder have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.27    Takeover Laws. The actions of the Company Board described in Section
3.3(b) are sufficient to render inapplicable to this Agreement, the Merger and the other transactions contemplated hereby the restrictions on “business combinations” contained in Sections 2741 and 2742 of the ABCA and “control share acquisitions” contained in Sections 2722 through 2725 of the ABCA (or any provisions similar to the foregoing sections). No other “moratorium,” “control share acquisition,” “fair price,” “business combination” or other anti-takeover Law or anti-takeover provision of the Company Charter or Company By-laws is applicable to this Agreement, the Merger or any other transaction contemplated by this Agreement.

Section 3.28 Trading. The Company has made available to Parent all material agreements that the Company or any Company Subsidiary has entered into with respect to any swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument, Contract or arrangement, based on or referencing any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including electricity, natural gas, crude oil and other commodities, currencies, interest rates or indices, or forward contracts for physical delivery, physical output of assets or physical load obligations or any similar derivatives transaction. The Company and each Company Subsidiary involved in such trading has established risk parameters, limits and guidelines in compliance with the Company’s risk management policy reviewed and approved by the Company Board (the “Trading Guidelines”)

to restrict the level of risk that the Company and Company Subsidiaries are authorized to take with respect to, among other things, the net position resulting from all physical commodity transactions, exchange traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions (the “Net Position”) and monitors and enforces compliance by the Company and the Company Subsidiaries with such risk parameters. The Trading Guidelines comply with all applicable Law and, to the extent required, have been approved by all Governmental Entities, except for such non-compliance or non-approval as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made the Trading Guidelines available to Parent prior to the date of this Agreement. As of the date hereof, the Net Position is (i) within the risk parameters that are set forth in the Trading Guidelines and (ii) not material to the Company and the Company Subsidiaries, taken as a whole. From December 31, 2010 to the date hereof, neither the Company nor any Company Subsidiary has, in accordance with its mark to market accounting policies, experienced at any time an aggregate net loss in its trading and related operations that would be material to the Company and the Company Subsidiaries taken as a whole. The Company and each Company Subsidiary has retained and maintained records, transcripts, pricing and trade data and other information required to be retained and maintained under Title VII of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and the regulations thereunder in respect of its derivatives transactions entered into prior to and after enactment of the Dodd-Frank Act, except for such non-compliance as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Company Subsidiary that has elected the “end-user exception” as set forth under Section 2(h)(7) of the Commodity Exchange Act and the regulations thereunder is in compliance with the requirements necessary to elect such exception, except for such non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Company’s knowledge, since December 31, 2011, there has been no violation of the Trading Guidelines, except that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.29 Regulatory Proceedings. Except as identified in Section 3.29 of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries, all or part of whose rates or services are regulated by a Governmental Entity, (i) has rates which have been or are being collected subject to refund, pending final resolution of any proceeding pending before a Governmental Entity or on appeal to the courts, or (ii) is a party to any proceeding before a Governmental Entity or on appeal from orders of a Governmental Entity, in each case which individually or in the aggregate, have resulted in or would reasonably be expected to result in a Company Material Adverse Effect.

Section 3.30 Dissenter’s Rights. Pursuant to Section 10-1302(D) of the ABCA, no holder of any shares of Company Common Stock will have or be entitled to assert dissenter's rights or any other rights of appraisal as a result of or in connection with this Agreement and the transactions contemplated hereby, including the Merger.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in, or qualified by any matter set forth in, the disclosure letter delivered by Parent and Merger Sub to the Company prior to the execution of this Agreement (it being agreed that disclosure of any item in any section or subsection of such disclosure letter shall also be deemed to be disclosed with respect to any other section or subsection to which the relevance of such item is reasonably apparent from the face of such disclosure letter) (the “Parent Disclosure Letter”), Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1    Organization and Qualification.

(a) Each of Parent and Merger Sub is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(b) Parent has made available to the Company true and complete copies of the certificate or articles of incorporation and bylaws, or equivalent organizational or governing documents, of each of Parent and Merger Sub, each as in effect as of the date hereof. Neither Parent nor Merger Sub is in material violation of any provision of its certificate or articles of incorporation or by-laws (or equivalent organizational document).

Section 4.2 Authority. Each of Parent and Merger Sub has the requisite corporate or other legal entity, as the case may be, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, subject to any regulatory approvals referenced in Section 4.4. The execution and delivery of this Agreement by each of Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite corporate or other legal entity, as the case may be, action on the part of Parent and Merger Sub and no other corporate or other legal entity, as the case may be, proceedings on the part of Parent or Merger Sub, and no shareholder or other equity holder votes, are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than the approval and adoption of the Merger by Parent in its capacity as sole shareholder of Merger Sub. This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3 No Conflict. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both): (a) conflict with or violate any provision of the certificate or articles of incorporation or bylaws, or any equivalent organizational or governing documents, of Parent or Merger Sub; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.4 have been obtained and all filings and notifications described in Section 4.4 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any other Parent Subsidiary or any of their respective properties or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent, Merger Sub or any other Parent Subsidiary pursuant to, any Contract or permit to which Parent, Merger Sub or any other Parent Subsidiary is a party or by which they or any of their respective properties or assets are bound, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

Section 4.4 Required Filings and Consents. None of the execution, delivery or performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration or qualification with or notification to, any Governmental Entity, other than (a) the filing and recordation of the Articles of Merger as required by the ABCA, (b) compliance with any applicable requirements of the HSR Act, (c) the ACC Approval, the FERC Approval and the pre-approvals of license transfers of the FCC, (d) compliance with the applicable requirements of the Exchange Act, (e) the notification of the transactions contemplated by this Agreement to the Committee on Foreign Investment in the United States under the DPA and (f) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

Section 4.5 Information Supplied. None of the information to be supplied by Parent and Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date mailed to the Company’s shareholders or at the time of the Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6 Litigation. As of the date hereof, there is no suit, claim, action, investigation, arbitration or proceeding to which Parent, Merger Sub or any other Parent Subsidiary is a party or with respect to which any of their respective property is affected, as the case may be, pending or, to the knowledge of Parent, threatened that, individually or in the aggregate, would reasonably be expected to prevent or materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement or challenges the validity or propriety of the Merger. None of Parent, Merger Sub or any other Parent Subsidiary is subject to any outstanding order, writ, injunction, judgment or decree that, individually or in the aggregate, would reasonably be expected to prevent or materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

Section 4.7 Ownership of Company Capital Stock. None of Ultimate Parent or any of Ultimate Parent’s direct or indirect Subsidiaries owns, beneficially or of record, any Shares or any other securities convertible into or exchangeable or exercisable for, Company Common Stock or any other equity interests of the Company or the Company Subsidiaries.

Section 4.8 Funds. Parent and Merger Sub at the Closing will have sufficient funds to consummate the Merger and the other transactions contemplated hereby, including payment in full of the Aggregate Merger Consideration and payments in respect of Company Equity Awards pursuant to Section 2.3 and all fees, costs and expenses in connection with the transactions contemplated hereby.

Section 4.9 Ownership of Merger Sub; No Prior Activities. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly by Parent. Except for obligations or liabilities incurred in connection with its incorporation and the transactions contemplated by this Agreement, Merger Sub has not, and prior to the Effective Time will not have, incurred, directly or indirectly through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.10 Brokers. As of the date hereof, none of Parent, Merger Sub or any other Parent Subsidiary, nor any of their respective shareholders, members, directors, officers, employees or affiliates, has incurred or will incur on behalf of Parent, Merger Sub or any other Parent Subsidiary, any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, except for such fees as shall be the sole responsibility of Parent or its affiliates.

Section 4.11 Absence of Certain Arrangements. Other than this Agreement, as of the date hereof, there are no Contracts or any commitments to enter into any Contract between Parent, Merger Sub or any of their respective controlled affiliates, on the one hand, and any director, officer, employee or stockholder of the Company, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Surviving Corporation after the Effective Time.

ARTICLE V COVENANTS

Section 5.1    Conduct of Business Pending the Closing.

(a) The Company agrees that between the date of this Agreement and the Effective Time, except as set forth in Section 5.1(a) of the Company Disclosure Letter, as expressly permitted or required by this Agreement, or as required by applicable Law, by a Governmental Entity of competent jurisdiction or by the rules or requirements of the New York Stock Exchange, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company will and will cause each Company Subsidiary to, (1) conduct its operations only in the ordinary course of business, (2) comply in all material respects with all Laws, orders and Company Permits applicable to them, and (3) use its commercially reasonable best efforts to preserve substantially intact its business organization and maintain satisfactory relationships with third parties and Governmental Entities having significant business dealings with it and to keep available the services of its key officers and employees. Without limiting the foregoing, except as set forth in Section 5.1(a) of the Company Disclosure Letter, as expressly permitted or required by this Agreement, or as required by applicable Law, by a Governmental Entity of competent jurisdiction or by the rules and requirements of the New York Stock Exchange, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(i)	amend or restate the Company Charter, Company By-laws, any subsidiary’s articles of incorporation or by-laws, or any equivalent organizational documents;

(ii)
issue or authorize the issuance, pledge, transfer, subject to any Lien, sell or otherwise encumber or dispose of, any Equity Interests in the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such Equity Interests, or any rights of any kind to acquire any such Equity Interests or such convertible or exchangeable securities, other than (A) grants of Company Options, Restricted Shares, Restricted Stock Units and Other Equity-Based Awards, but only if and to the extent required by Law or permitted by the terms of any Company Equity Plan or the Company’s 401(k) plan in each case as in effect as of the close of business on the Business Day immediately preceding the date of this Agreement, and not exceeding an aggregate value (assuming a payout at target in the case of any award containing performance criteria) at the time of grant of $3,750,000 in any calendar year, in each case, in amounts, at times and on terms and conditions as in the ordinary course of business; (B) the issuance of Shares upon the exercise of Company Options outstanding as of December 6, 2013, or otherwise permitted to be granted under clause (A) of this Section 5.1(a)(ii), and the vesting or settlement of Other Equity-Based Awards outstanding as of December 6, 2013, or otherwise permitted to be granted under clause (A) of this Section 5.1(a)(ii), in accordance with their terms; and (C) the issuance of Equity Interests in a wholly owned Company Subsidiary to its parent, in each case of the foregoing clauses “(A)” through “(C)” in the ordinary course of business;

(iii)
sell, pledge, dispose of, transfer, lease, license or encumber any material property or assets of the Company or any Company Subsidiary, except pursuant to existing Company Scheduled Contracts and except for (x) dispositions of obsolete equipment or assets, in each case, in the ordinary course of business consistent with past practice, or (y) dispositions in amounts not to exceed $4,000,000 individually or $15,000,000 in the aggregate;

(iv)
declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than (A) regular quarterly cash dividends paid by the Company at the times and in the manner paid in the past by the Company and in an amount per share of Company Common Stock not more than (x) $0.435 for quarterly dividends payable to shareholders on or before December 31, 2013, and (y) $0.48 for quarterly dividends payable to shareholders after December 31, 2013, (B) a “stub period” dividend to shareholders of record as of the Effective Time equal to the product of (x) the number of days from the record date for payment of the last quarterly dividend paid by the Company prior to the Effective Time through and including the Effective Time and (y) a daily dividend rate determined by dividing the amount of the last quarterly dividend prior to the Effective Time by ninety-one (91), (C) dividends paid by a wholly-owned Company Subsidiary to the Company or another wholly-owned Company Subsidiary or (D) dividend equivalent rights on Other Equity-Based Awards payable by the Company pursuant to the Company Equity Plans), enter into any agreement with respect to the voting or registration of its Equity Interests or reduce its authorized capital;

(v)
other than (A) in the case of wholly-owned Company Subsidiaries or (B) in the case of cashless exercises of Company Options, or Tax withholdings on the vesting or payment of Restricted Units and Other Equity-Based Awards, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its Equity Interests;

(vi)
merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(vii)
acquire (including by exercising any right to acquire) or obtain any right to acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any Person or any assets, other than acquisitions of (A) inventory in the ordinary course of business, (B) any assets for consideration that is individually not in excess of $4,000,000, or in the aggregate not in excess of $15,000,000 or (C) assets in connection with capital expenditures permitted by Section 5.1(a)(xiii);

(viii)
incur any Indebtedness, except (A) in connection with refinancings of existing indebtedness for borrowed money as such Indebtedness matures upon market terms and conditions, so long as the amount of Indebtedness (or credit facility capacity) following such refinancing shall not exceed the amount of Indebtedness (or credit facility capacity) immediately prior to the refinancing, (B) draw-downs of credit facilities outstanding as of the date hereof (or refinancings of such credit facilities permitted under clause (A)) in the ordinary course of business or (C) for borrowings in accordance with the financing plan set forth in Section 5.1(a)(viii) of the Company Disclosure Letter;

(ix)
make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Company Subsidiary as disclosed in Section 5.1(a)(ix) of the Company Disclosure Letter) in excess of $7,500,000 in the aggregate other than as set forth in the Company’s capital expenditures budget as disclosed in Section 5.1(a)(xiii) or the financing plan set forth in Section 5.1(a)(viii), in each case, of the Company Disclosure Letter;

(x)
except to the extent required by Law (including to avoid the imposition of penalty taxes under Section 409A of the Code) or the existing terms of any Company Benefit Plan and other than in connection with any hiring of an officer permitted by Section 5.1(a)(xvii): (A) other than in the ordinary course of business consistent with past practice, increase the compensation or benefits payable or to become payable to its employees, directors or officers; (B) grant any rights to severance or termination pay to, or enter into or amend any employment or severance agreement with, any director, executive officer or, other than in the ordinary course of business, employee of the Company or any Company Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, pension, retirement, deferred compensation, employment, termination, severance or other plan or agreement for the benefit of any director, executive officer or, other than in the ordinary course of business, employee; or (C) other than, in accordance with Section 2.3, take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan;

(xi)
(A) make any material Tax election, (B) settle or compromise any material liability for Taxes, or (C) amend any material Tax Return, in each case in a manner which is inconsistent with the past practices of any of the Company or any Company Subsidiary, as applicable, with respect to the treatment of items on such Tax Returns;

(xii)	make any material change in accounting policies or procedures, other than as required by GAAP;

(xiii)
make or commit to make any capital expenditures, in the period from the date hereof until December 31, 2014, or in the twelve (12) month period ending December 31, 2015, that in the aggregate exceed the Company’s capital expenditures budget as disclosed in Section 5.1(a)(xiii) of the Company Disclosure Letter for such period plus $10,000,000 in either such period; provided, however, that notwithstanding the foregoing, the Company and any Company Subsidiary shall be permitted to make emergency capital expenditures in any amount (A) required by a Governmental Entity or (B) that the Company determines is incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident or natural disaster or other force majeure event necessary to maintain or restore safe, adequate and reliable natural gas and electric service to customers; provided, that the Company shall use commercially reasonable efforts to consult with Parent prior to making or agreeing to make any such expenditure;

(xiv)
terminate or permit any material Company Permit to lapse, other than in accordance with the terms and regular expiration of any such Company Permit, or fail to apply on a timely basis for any renewal of any renewable material Company Permit;

(xv)
(A) enter into, terminate early, amend or modify in any material respect a Company Scheduled Contract, other than in the ordinary course of business, or enter into any transaction with a director or officer of the Company or any Company Subsidiary, or (B) waive, release, assign, pay, discharge, settle or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the waiver, release, assignment, payment, discharge, settlement or satisfaction of any such claims, liabilities or obligations in the ordinary course of business consistent with past practices, or as required by their terms as in effect on the date of this Agreement;

(xvi)	announce, implement or effect any reduction in force, lay-off, early retirement program, severance program (except as permitted by Section
5.1(a)(x)(B)) or other program or effort concerning the termination of employment of employees of the Company (other than employee terminations in the ordinary course of business);

(xvii) other than hiring officers (not including the Company’s chief executive officer, chief financial officer or chief operating officer) to replace any officers that voluntarily terminate their employment or whose employment is terminated for cause, hire any officer level employee or terminate the employment, other than for cause, of any officer level employee;

(xviii) settle, or agree to settle any litigation, investigation, proceeding, or other claim pending or threatened before any arbitrator, court or other Governmental Entity in any manner involving the payment of an amount in excess of $2,000,000 individually or $5,000,000 in the aggregate;

(xix)
except for transactions between (A) the Company and wholly-owned Company Subsidiaries or (B) among wholly-owned Company Subsidiaries, redeem, repurchase, defease, cancel or otherwise acquire any Indebtedness, other than (w) at or within one hundred twenty (120) days of stated maturity, (x) pursuant to any required amortization payments and mandatory prepayments or (y) in connection with refinancings permitted by clause (viii) above, or (z) in accordance with the financing plan set forth in Section

5.1(a)(viii) of the Company Disclosure Letter;

(xx)
(A) permit any material change in policies governing or otherwise relating to energy price risk management or marketing of energy or (B) enter into any physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof or similar transactions other than as permitted by the Trading Guidelines;

(xxi)
other than in the ordinary course of business, make or agree to any material changes to be made to any insurance policies so as to affect the insurance coverage of the Company or any Company Subsidiary or their respective assets following the Closing;

(xxii)
seek to lower any reference price or bid or cap price for energy or capacity sold wholesale by the Company or any Company Subsidiary, other than in the ordinary course of business, consistent with current business practices;

(xxiii) assign or license any material Intellectual Property owned by the Company or any Company Subsidiary to any third party; or

(xxiv) authorize or enter into any Contract to do any of the foregoing.

Parent will, promptly following the date hereof, designate two (2) individuals from either of whom the Company may seek approval to undertake any actions not permitted to be taken under this Section 5.1(a), and will ensure that such persons will respond, on behalf of Parent, to the Company’s requests in an expeditious manner but in any event no later than two (2) Business Days after the Company’s request.

(b) The Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, without, in each case, first consulting in good faith with Parent (i) notwithstanding anything set forth in Section 5.1(a)(viii), incur long term Indebtedness, whether contemplated or not by the financing plan set forth in Section 5.1(a)(viii) of the Company Disclosure Letter, in excess of $10,000,000 in each instance, and (ii) notwithstanding anything set forth in Sections 5.1(a)(ix) and (xiii), make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned Company Subsidiary), or make or commit to make any capital expenditures, in each case, in excess of $10,000,000 in each instance. The individuals with whom the Company is to consult with respect to each of clauses (i) and (ii) of this Section 5.1(b) shall be the individuals designated pursuant to Section 5.1(a).

Section 5.2    Preparation of the Proxy Statement; Shareholder Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement (but in no event later than forty-five (45) days after the date hereof), the Company shall prepare and file a preliminary Proxy Statement with the SEC. Subject to Section 5.4, the Proxy Statement shall include the Company Board Recommendation. Parent shall cooperate with the Company in the preparation and filing of the Proxy Statement, and shall furnish all information concerning it that is necessary in connection with the preparation of the Proxy Statement and is requested by the Company. The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing and the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s common shareholders, in each case as promptly as reasonably practicable after the Company learns that the Proxy Statement will not be reviewed or that the SEC staff has no further comments thereon. Prior to filing or mailing the Proxy Statement or filing any other required documents (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent with an opportunity to review and comment on such document or response (including by participating in any discussions or meetings with the SEC) and shall give good faith consideration to any comments made by Parent and its counsel. The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company and the SEC or its staff with respect to the Proxy Statement or the transactions contemplated by this Agreement.

(b) If, at any time prior to obtaining the Company Shareholder Approval, any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable notify the other party and an appropriate amendment or supplement describing such information shall be filed with the SEC as promptly as practicable after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to the common shareholders of the Company. The Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and other applicable Law, including the regulations and requirements of the New York Stock Exchange.

(c) The Company shall, as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s common shareholders in accordance with Section 5.2(a), duly call, give notice of, convene and hold the Company Shareholder Meeting. Notwithstanding the foregoing sentence, if on a date for which the Company Shareholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares to constitute a quorum and to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Shareholder Meeting; provided, that the Company Shareholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Shareholder Meeting was originally scheduled (excluding any adjournments or postponements required by applicable Law). The Company Board shall present this Agreement for approval at the Company Shareholder Meeting. At the Company Shareholder Meeting, unless there shall have been a Change of Company Board Recommendation in accordance with Section 5.4, the Company Board shall recommend that the Company’s common shareholders approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (the “Company Board Recommendation”), and the Company shall, unless there has been a Change of Company Board Recommendation, use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, and to take all other action necessary or advisable to secure the Company Shareholder Approval.

Section 5.3    Access to Information; Confidentiality.

(a)    From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives (collectively, “Company Representatives”) to: (i) provide to Parent and Merger Sub and their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, financing sources, agents, and other representatives (collectively, the “Parent Representatives”) reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company Subsidiary, upon prior written notice to the Company, to the officers, employees, auditors, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof; (ii) furnish promptly information concerning the business, properties, contracts, assets and liabilities of the Company and Company Subsidiaries as Parent or the Parent Representatives may reasonably request; (iii) to the extent permitted by Law, furnish promptly each report, schedule and other document filed or received by the Company or any of the Company Subsidiaries pursuant to the requirements of federal or state securities or regulatory Laws or filed with or sent to the SEC, FERC, the U.S. Department of Justice, the Federal Trade Commission or any other Governmental Entity, provided that the foregoing shall not require the Company or any Company Subsidiary or Company Representative to furnish any such materials that are otherwise publicly available or, unless otherwise requested by Parent, that arise in the ordinary course of business of the Company or the Company Subsidiaries; and (iv) promptly notify the Parent of any material developments in any audit or similar proceeding related to the change in any Utility Subsidiaries’ tax accounting method related to costs to repair and maintain utility assets; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would:    (A) result in the loss of attorney-client privilege; (B) violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is a party; or (C) breach, contravene or violate any applicable Law (including the HSR Act or any other antitrust or competition Law) (provided that the Company shall use its reasonable best efforts to (a) allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege with respect to clause (A) of this proviso, (b) obtain the required consent of such third party to provide access to or disclosure of such information with respect to clause (B) of this proviso, or (c) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company with respect to clauses (A), (B) or (C) of this proviso); it being understood and agreed that the Company shall advise Parent in such circumstances that it is unable to comply with Parent’s reasonable requests for information as a result of attorney-client privilege, Contract obligations or applicable Law and the Company shall use its reasonable best efforts to generally describe the types of information being withheld. No access, review or notice pursuant to this Section 5.3 shall have any effect for the purpose of determining the accuracy of any representation or warranty given by any of the parties hereto to any of the other parties hereto.

(b)    With respect to the information disclosed pursuant to Section 5.3(a), Parent shall comply with all of its obligations under the Confidentiality Agreement dated September 16, 2013 between the Company and Parent (the “Confidentiality Agreement”). Notwithstanding the foregoing or anything to the contrary in the Confidentiality Agreement, the parties acknowledge and agree that nothing in the Confidentiality Agreement shall be construed to prevent Parent from making a request for reaffirmation of the Company Board Recommendation pursuant to Section 5.4(d) hereof or engaging in confidential negotiations with the Company (including proposing changes to this Agreement) pursuant to and in accordance with Sections 5.4(e), and 5.4(f) hereof. The Company acknowledges and agrees that the immediately preceding sentence shall not constitute or be deemed a request from Parent that the Company waive or amend the provisions of paragraph 6 of the Confidentiality Agreement.

Section 5.4    No     Solicitation     of     Transactions;     Change     of     Company     Board
Recommendation.

(a) Subject to Section 5.4(b), from and after the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company shall not, and shall cause the Company Subsidiaries not to, and shall not authorize or permit any of its officers, directors, or employees to, and shall instruct the Company Representatives not to on behalf of the Company, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate the submission of any Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal, or (ii) participate in any discussions or negotiations with any person, or furnish to any person any information, with respect to an Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal. The Company shall, and shall cause the Company Subsidiaries and the Company Representatives to, immediately cease and cause to be terminated any discussion or negotiation with any Persons conducted prior to the date hereof by the Company, the Company Subsidiaries or any of the Company Representatives with respect to any Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in Section 5.4(a), if, at any time following the date hereof and prior to the Company securing the Company Shareholder Approval, (i) the Company has received a bona fide written Acquisition Proposal from a third party that was not solicited after the date hereof by the Company, the Company Subsidiaries or the Company Representatives and that did not otherwise result from a breach of this Section 5.4 and (ii)

the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, then the Company may, subject to providing prior notice to Parent of its decision to take any such action, (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal and its representatives and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal and its representatives regarding such Acquisition Proposal; provided, however, that the Company (x) will not, will not allow the Company Subsidiaries to, will not permit or authorize the directors and officers of the Company to, and will instruct the Company Representatives not to, disclose any information to such Person without first entering into an Acceptable Confidentiality Agreement (a copy of which shall be provided, promptly after its execution, for informational purposes only, to Parent) and (y) will as promptly as reasonably practicable provide to Parent any information concerning the Company or the Company Subsidiaries provided or made available to such other Person (or its representatives) which was not previously provided or made available to Parent.

(c) The Company shall as promptly as reasonably practicable (and in any event within one (1) Business Day) notify Parent in writing in the event that the Company receives any written Acquisition Proposal, including the material terms and conditions of such Acquisition Proposal, or any inquiry that would reasonably be expected to lead to an Acquisition Proposal. The Company shall (i) keep Parent informed, in all material respects, on a reasonably prompt basis, of the status, and details of any such Acquisition Proposal (including any change to the material terms and conditions thereof) and (ii) provide to Parent as soon as reasonably practicable (and in any event within one (1) Business Day and at least one (1) Business Day prior to making any determination with respect to such Acquisition Proposal) after receipt or delivery thereof copies of all written material (including draft agreements) specifying the material terms and conditions of such Acquisition Proposal exchanged between the Company, the Company Subsidiaries or the Company Representatives, on the one hand, and the Person making such Acquisition Proposal (or its representatives), on the other hand.

(d) Except as set forth in this Section 5.4, neither the Company Board nor any committee thereof shall (i) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal or take any action or make any public announcement inconsistent with the Company Board Recommendation, (ii) withdraw or modify, in a manner adverse to Parent, or publicly propose to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation (it being understood that, except as specified in Section 5.4(g) below, taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification), (iii) following the date any Acquisition Proposal or any material modification thereto is first made public, sent or given to the shareholders of the Company, fail to issue a press release that expressly reaffirms the Company Board Recommendation within ten (10) Business Days following Parent’s written request to do so (which request may only be made once with respect to any such Acquisition Proposal and each material modification thereto) (any action set forth in the foregoing clauses (i), (ii) or (iii), a “Change of Company Board Recommendation”), (iv) allow or cause the Company or any of the Company Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement relating to any Acquisition Proposal (which, for the avoidance of doubt, would not include an Acceptable Confidentiality Agreement) or requiring the Company to abandon, terminate, delay or fail to consummate the Merger or any other transaction contemplated by this Agreement, or (v) take any action pursuant to which any Person (other than Parent, Merger Sub or their respective affiliates) or Acquisition Proposal would become exempt from or not otherwise subject to any take-over statute or certificate of incorporation provision relating to Acquisition Proposals.

(e) Notwithstanding anything to the contrary contained in Section 5.4(d), at any time prior to obtaining the Company Shareholder Approval and so long as the Company is in compliance with this Section 5.4, if (i) the Company receives an Acquisition Proposal which the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes a Superior Proposal and such Acquisition Proposal is not withdrawn, or (ii) there occurs any change, event, occurrence, effect or development that (A) is material to the Company and the Company Subsidiaries taken as a whole, (B) does not involve or relate to an Acquisition Proposal, and (C) is not known to the Company Board as of the date hereof, the Company Board may, in the cases of clauses (i) or (ii), make a Change of Company Board Recommendation if (and only if) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to do so would be a breach of its fiduciary duties under applicable Law; provided, however, that the Company Board may not make a Change of Company Board Recommendation unless (1) the Company has provided prior written notice to Parent that the Company Board intends to effect a Change of Company Board Recommendation (a “Notice of Change of Recommendation”), which notice shall specify the reasons therefor and, in the case of a Superior Proposal, include the material terms and conditions of such Superior Proposal and attach a copy of the most current draft of any written agreement relating thereto, (2) the Company has negotiated in good faith with Parent (including by making Company Representatives reasonably available to negotiate) with respect to any changes to the terms of this Agreement proposed by Parent for at least five (5) Business Days following receipt by Parent of such Notice of Change of Recommendation (it being understood and agreed that, in the case of a Superior Proposal, if Parent has committed to any changes to the terms of this Agreement and there has been any subsequent amendment to any material term of such Superior Proposal, the Company Board shall provide a new Notice of Change of Recommendation and an additional three (3) Business Day period from the date of such notice) and (3) taking into account any changes to the terms of this Agreement committed to by Parent to the Company, the Company Board has determined in good faith, after consultation with its financial advisors and outside counsel, that the failure by it to make a Change of Company Board Recommendation would be a breach of its fiduciary duties under applicable Law and, in the case of a Superior Proposal, such Superior Proposal continues to meet the definition of the term “Superior Proposal”. The parties agree that nothing in this Section 5.4(e) shall in any way limit or otherwise affect the Company’s right to terminate this Agreement under Section 7.1(f). The parties agree that nothing in this Section 5.4(e) shall in any way limit or otherwise affect Parent’s right to terminate this Agreement under Section 7.1(e). Any such Change of Company Board Recommendation shall not change the approval of this Agreement or any other approval of the Company Board in any respect that would have the effect of causing any corporate takeover statute or other similar statute or any provision of the Company Charter to be applicable to the transactions contemplated hereby, including the Merger.

(f) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Company Shareholder Approval and so long as the Company is in compliance with this Section 5.4, if the Company receives an Acquisition Proposal which the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes a Superior Proposal and such Acquisition Proposal has not been withdrawn, the Company may terminate this Agreement pursuant to Section 7.1(f) to enter into a definitive agreement with respect to such Superior Proposal if the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to do so would be a breach of its fiduciary duties under applicable Law; provided, however, that the Company shall not terminate this Agreement pursuant to this Section 5.4(f), and any purported termination pursuant to this Section 5.4(f) shall be void, unless (i) concurrently with such termination the Company pays (or causes a third party to pay) the Company Termination Fee payable pursuant to Section 7.2(b)(i), (ii) the Company has provided prior written notice to Parent that the Company intends to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal (a “Notice of Superior Proposal”), which notice shall specify the material terms and conditions of such Superior Proposal and attach a copy of the definitive agreement proposed to be entered into with respect to such Superior Proposal, (iii) the Company has negotiated in good faith with Parent (including by making the Company’s Representatives reasonably available to negotiate) with respect to any changes to the terms of this Agreement committed to by Parent for at least five (5) Business Days following receipt by Parent of such Notice of Superior Proposal (it being understood and agreed that if Parent has committed to any changes to the terms of this Agreement and there has been any subsequent amendment to any material term of such Superior Proposal, the Company Board shall provide a new Notice of Change of Recommendation and an additional three (3) Business Day period from the date of such notice) and (iv) taking into account any changes to the terms of this Agreement proposed by Parent to the Company, the Company Board has determined in good faith, after consultation with its financial advisors and outside counsel, that such Superior Proposal continues to meet the definition of the term “Superior Proposal” as defined in Section 8.4 and the failure by it to terminate this Agreement to enter into the definitive agreement with respect to such Superior Proposal would be a breach of its fiduciary duties under applicable Law.

(g) Nothing contained in this Section 5.4 shall prohibit the Company Board from (i) disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company if the Company Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be a breach of its fiduciary duties to the shareholders of the Company or would be required by Law (for the avoidance of doubt, it being agreed that the fact that a disclosure or other action may be deemed permissible by virtue of this sentence does not in and of itself mean that such disclosure or other action does not constitute a Change of Company Board Recommendation and the issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Company Board Recommendation).

Section 5.5    Appropriate Action; Consents; Filings.

(a) The Company and Parent shall use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including the Financings, (ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity (including those in connection with the HSR Act and state Law (including Title 40, Public Utilities and Carriers, of the A.R.S.)), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iii) cause the satisfaction of all conditions set forth in Article VI, (iv) defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order, (v) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby and (vi) as promptly as practicable, and in any event within sixty (60) days after the date hereof, make or cause to be made all necessary applications and filings (other than with respect to applications and filings to be made under the HSR Act or with the FCC, which shall be made at a time mutually agreeable to Parent and the Company, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Merger required under or with respect to the Company Required Governmental Approvals, the DPA and any other applicable Law; provided, that the Company and Parent shall cooperate with each other in connection with determining whether any action by or in respect of, or filing with, any Governmental Entity is required in connection with the consummation of the Merger and seeking any such actions, consents, approvals or waivers or making any such filings. Each of Merger Sub and the Company shall have the right to review and approve in advance drafts of all such necessary applications, notices, petitions, filings and other documents made or prepared in connection with the transactions contemplated by this Agreement, which approval shall not be unreasonably withheld or delayed. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. Neither the Company nor Parent shall consent to any voluntary delay of the Closing at the behest of any Governmental Entity without the consent of the other, which consent shall not be unreasonably withheld, delayed or conditioned.

(b) In the application filed with the ACC for the ACC Approval, Merger Sub and the Company shall agree to include specific commitments and agreements in such application to implement the principles set forth in Section 5.5(b) of the Company Disclosure Letter. The Company agrees that it will not agree to, or accept, any additional or different agreements, commitments or conditions in connection with the Merger pursuant to any settlement or otherwise with the ACC, the staff of the ACC or any other Person without the prior written consent of Parent.

(c) Neither Ultimate Parent, Parent nor the Company, directly or indirectly through one or more of their respective affiliates, shall take any action, including acquiring or making any investment in any corporation, partnership, limited liability company or other business organization or any division or assets thereof, that would reasonably be expected to cause a material delay in the satisfaction of the conditions contained in Article VI or the consummation of the Merger. Without limiting the foregoing, Parent agrees to use its reasonable best efforts to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition or trade regulation Law or any other Law applicable to the Company, any Company Subsidiary or the Merger that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Effective Time and the Closing, respectively, to occur as promptly as practicable (and in any event, no later than the Extended Outside Date), including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of such assets or businesses of Parent or the Company or any of their respective Subsidiaries or (B) accepting any operational restrictions, including restrictions on the ability to change rates or charges or standards of service, or otherwise taking or committing to take actions that limit Parent’s or any Parent Subsidiary’s freedom of action with respect to, or its ability to retain or freely operate, any of the assets, properties, licenses, rights, product lines, operations or businesses of Parent, the Company or any of their respective Subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the Effective Time or the Closing, as applicable. Notwithstanding the foregoing or anything in this Agreement to the contrary, Parent shall not be required to, and the Company shall not, in connection with obtaining any consents or approvals hereunder, or in connection with otherwise complying with any provisions of this Agreement, consent to or take any action of the types described above, including proposing or making any divestiture or other undertaking or proposing, accepting or entering into any consent decree, hold separate order or operational restriction, other than as specifically set forth in Section 5.5(b) of the Company Disclosure Letter, in each case, that, (x) individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Surviving Corporation and its Subsidiaries taken as a whole; or (y) individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of Ultimate Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger (any such divestiture or other undertaking, a “Regulatory Burdensome Effect”); provided, for purposes of this sentence Ultimate Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger, shall be deemed to be 100% of the size and scale (financially, commercially, operationally and otherwise) as the Surviving Corporation and its Subsidiaries taken as a whole.

(d) The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, their reasonable best efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement or (ii) disclosed in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable; provided, however that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Scheduled Contracts in connection with consummation of the Merger and in seeking any such actions, consents, approvals or waivers. In the event that either party shall fail to obtain any third party consent described in this Section 5.5(d), such party shall use its reasonable best efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries and their respective businesses resulting, or which could reasonably be expected to result, after the Effective Time, as applicable, from the failure to obtain such consent.

(e) Without limiting the generality of anything contained in this Section 5.5, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from the Federal Trade Commission, the Department of Justice, the FERC, the FCC, the Arizona Department of Environmental Quality (“ADEQ”), the ACC, CFIUS or any other Governmental Entity regarding the Merger. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation, action or legal proceeding, each party hereto will use reasonable efforts to permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.

(f) Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 5.6 Certain Notices. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly after obtaining knowledge thereof, notify the other party hereto of: (a) the occurrence or non-occurrence of any event that, individually or in the aggregate, would reasonably be likely to cause any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied; (b) the failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied; (c) any material actions, suits, claims or proceedings with respect to the transactions contemplated by this Agreement commenced against the Company, any Company Subsidiary or Parent, as the case may be (and the Company shall give Parent the opportunity to participate in the defense and settlement of any shareholder litigation against the Company or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned)); and (d) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

Section 5.7 Public Announcement. The Company, on the one hand, and Merger Sub and Parent, on the other hand, agree to (i) consult with each other before issuing any press release or public statement announcing the execution and delivery of this Agreement, (ii) provide to each other for review a copy of any such press release or public statement and (iii) not issue any such press release or public statement prior to providing each other with a reasonable period of time to review and comment on such press release or public statement. Prior to making any material, broad-based written communications to the employees of the Company or any Company Subsidiary generally that primarily relates to the transactions contemplated by this Agreement, the Company shall use its reasonable best efforts to provide Parent with a copy of the intended communication and provide Parent with a reasonable period of time to review and comment on the communication.

Section 5.8    Employee Benefit Matters.

(a) From and after the Effective Time and for the period ending on the second anniversary of the Effective Time (the “Benefit Protection Period”), the Surviving Corporation shall maintain for the benefit of the employees of the Company and Company Subsidiaries immediately prior to the Effective Time (the “Company Employees”) (i) an annual base salary and incentive compensation opportunities that are no less favorable than the annual base salary and incentive compensation opportunities (including substituting comparable incentive compensation opportunities for equity-based compensation arrangements) provided to such Company Employee under the Company Benefit Plans immediately prior to the Effective Time, and (ii) benefits to each Company Employee that, on a plan-by-plan basis, are no less favorable than the benefits under each applicable Company Benefit Plan provided to such Company Employee immediately prior to the Effective Time (excluding any equity-based compensation arrangements).

(b) Without limiting the generality of Section 5.8(a), from and after the Effective Time, Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to, assume, honor and continue without amendment during the Benefit Protection Period or, if sooner, until all obligations thereunder have been satisfied, all of the Company Benefit Plans, disclosed in Section 3.12(a) of the Company Disclosure Letter or entered into after the date hereof to the extent permitted by Section 5.1(a)(x), that constitute employment, severance and termination plans, policies, programs, agreements and arrangements (including any change in control or severance agreement between the Company and any Company Employee), in each case, as in effect at the Effective Time, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by this Agreement (either alone or in combination with any other event), without any amendment or modification, other than any amendment or modification required to comply with applicable Law or as consented to by the parties thereto.

(c) With respect to any compensation or benefit plan, program, arrangement or agreement including any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by Parent or any of the Parent Subsidiaries, including the Surviving Corporation (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Company Employee’s service with the Company or any Company Subsidiary (as well as service with any predecessor employer of the Company or any Company Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Company Subsidiary) shall be treated as service with Parent or any of the Parent Subsidiaries, including the Surviving Corporation, to the extent such service was credited for similar purposes under a similar Company Benefit Plan; provided, however, that such service need not be recognized (i) for purposes of benefit accrual under any defined benefit pension plan other than any Single Employer Plan, or (ii) to the extent that such recognition would result in any duplication of benefits.

(d) Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to waive, or cause to be waived, with respect to the Company Employees any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of the Parent Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause the Parent Subsidiaries, including the Surviving Corporation, to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) under any Company Benefit Plan that is an employee welfare benefit plan during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Effective Time, to the extent so recognized under such applicable Company Benefit Plan.

(e) Nothing in this Agreement, whether express or implied, shall: (i) confer upon any Company Employee or another employee of the Company or any Company Subsidiary, or any other Person, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever; (ii) be interpreted to prevent or restrict Parent, or any Parent Subsidiary, including the Surviving Corporation, from modifying or terminating the employment or terms of employment of any Company Employee or such other employee including the amendment or termination of any Company Benefit Plan or any employee benefit or compensation plan, program or arrangement according to its terms, after the Effective Time; or (iii) be treated as an amendment or other modification of any Company Benefit Plan or other employee benefit plan or arrangement.

(f)    Upon each of (i) March 1, 2014 and (ii) the earlier to occur of March 1,
2015 and the date which is 30 days after the Effective Time, the Company or the Surviving Corporation shall pay to each Company Employee who participates in an annual incentive plan maintained by the Company and continues to be an employee of the Surviving Corporation through each such applicable date, a payment in an amount that is consistent with the past practices of the Company; provided, that notwithstanding anything to the contrary in this Agreement, in calculating the level of attainment of the performance criteria applicable to any such incentive compensation, the Company (or the Surviving Corporation) shall exclude any expenses or costs associated with or arising as a result of or in connection with the transactions contemplated by this Agreement or any non-recurring charges that would not reasonably be expected to have been incurred had the transactions contemplated by this Agreement not occurred.

(g) Notwithstanding any other provisions of this Section 5.8, with respect to any Company Employee whose terms and conditions of employment are covered by a collective bargaining agreement between the Company or any Company Subsidiary and a labor union, the terms and conditions of such employees shall instead be governed by the terms of the applicable collective bargaining agreement. The Company and each of the Company Subsidiaries, as applicable, shall take or cause to be taken such actions as are required pursuant to the terms of any applicable collective bargaining agreement covering employees of the Company or any Company Subsidiary in connection with the transactions contemplated hereby.

Section 5.9 Takeover Laws. If any “moratorium,” “control share acquisition,” “fair price,” “business combination” or other anti-takeover Law becomes, or is deemed to be, applicable to the Merger, including the acquisition of Shares pursuant thereto, or any other transaction contemplated by this Agreement, then each of the Company, Parent, the Company Board and the Parent Board shall take all action reasonably available to it and grant such approvals to render such Law inapplicable to the foregoing.

Section 5.10    Indemnification of Directors and Officers.

(a) For a period beginning at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall indemnify and hold harmless all past and present directors, officers and employees of the Company or any Company Subsidiary to the same extent such Persons are indemnified as of the date of this Agreement by the Company or any Company Subsidiary pursuant to applicable Law, the Company Charter, the Company By-laws, the articles of incorporation and bylaws, or equivalent organizational or governing documents, of any Company Subsidiary, and indemnification agreements, if any, in existence on the date of this Agreement with any directors, officers, and employees of the Company or any Company Subsidiary, arising out of acts or omissions in their capacity as directors, officers or employees of the Company or any Company Subsidiary occurring at or prior to the Effective Time; provided, however, that the Surviving Corporation shall indemnify and hold harmless such persons to the fullest extent permitted by applicable Law for acts or omissions occurring in connection with the approval, adoption, execution and performance of this Agreement and the consummation of the transactions contemplated hereby. The Surviving Corporation shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any claim, action, suit, proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 5.10(a) in accordance with the procedures set forth in the Company Charter, the Company By-laws, the articles of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, and indemnification agreements, if any, in existence on the date of this Agreement and filed as an exhibit to a Company SEC Document, including any expenses incurred in enforcing such Person’s rights under this Section 5.10, regardless of whether indemnification with respect to or advancement of such expenses is authorized under the Company Charter, the Company By-laws, the articles of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, or such indemnification agreements; provided, however, that the director, officer or employee to whom expenses are advanced undertakes to repay such advanced expenses to Parent and the Surviving Corporation if it is ultimately determined that such director, officer or employee is not entitled to indemnification pursuant to this Section 5.10(a). Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 5.10(a) shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(b) For not less than six (6) years from and after the Effective Time, the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of the Company and the Company Subsidiaries for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company By-laws. The indemnification agreements, if any, in existence on the date of this Agreement as disclosed on Section 5.10(b) of the Company Disclosure Letter with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

(c) For the benefit of the Company’s directors and officers, as of the date of this Agreement and as of the Effective Time, the Company shall be permitted, prior to the Effective Time, to obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (true and complete copies of which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the portion of the premium payable in respect of each year of such coverage shall not exceed 300% of the last annual premium paid prior to the date of this Agreement (which annual premium is disclosed on Section 5.10(c) of the Company Disclosure Letter). If the Company is unable to purchase such D&O Insurance prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, as of the Effective Time, obtain and fully pay the premium for D&O Insurance that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy (true and complete copies of which have been previously provided to Parent); provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement; and provided, further, that if the annual premium would at any time exceed 300%, the Surviving Corporation shall be obligated to provide the maximum available coverage as may be obtained for 300% from an insurance carrier having a minimum A.M. Best credit rating of A- or higher. The Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder, for a period of not less than six (6) years from and after the Effective Time.

(d) In the event Parent or the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.10.

(e) The obligations under this Section 5.10 shall not be terminated or modified in such a manner as to adversely affect any past or present directors, officers and employees of the Company to whom this Section 5.10 applies without the consent of such affected Person (it being expressly agreed that the persons for whose benefit this Section 5.10 applies are express third party beneficiaries of this Section 5.10).

Section 5.11 Agreements Concerning Merger Sub. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder. Parent shall, promptly following execution of this Agreement, approve and adopt this Agreement in its capacity as sole shareholder of Merger Sub and deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the articles of incorporation and bylaws of Merger Sub. During the period from the date of this Agreement through the Effective Time, Merger Sub shall not, and Parent shall not permit Merger Sub to, engage in any activity of any nature except as provided in or expressly contemplated by this Agreement.

Section 5.12 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) of Shares or other Equity Interests in the Company (including Company Options, Restricted Shares, Restricted Stock Units and Other Equity-Based Awards) pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

Section 5.13 Transfer Taxes. All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement, including the Merger, (other than such Taxes required to be paid by reason of the payment of the Merger Consideration to a Person other than the holder of record of the Shares with respect to which such payment is made) shall be borne and paid by either Merger Sub or the Surviving Corporation (regardless of the Person liable for such Taxes under applicable Law) and the Company shall cooperate with Merger Sub and Parent in preparing, executing and filing any Tax Returns with respect to such Transfer Taxes.

Section 5.14    Post-Merger Operations.

(a)    Corporate Offices.    The Surviving Corporation shall maintain its headquarters in Tucson, Arizona.

(b) Community Involvement. The Surviving Corporation shall continue to support and, where appropriate, enhance (a) existing charitable and community corporate "giving programs", (b) educational, environmental, economic and philanthropic partnerships and (c) consumer partnerships. For a period of five (5) years from closing, the Surviving Corporation shall make annual charitable contributions within the communities served by the Surviving Corporation’s regulated utility Subsidiaries not less than the level of charitable contributions made by the Surviving Corporation and its regulated utility Subsidiaries for the fiscal year that ended December 31, 2012, and otherwise maintain a level of involvement in community activities in the State of Arizona not less than the level of community involvement and related activities carried on by the Surviving Corporation and its regulated utility Subsidiaries for the fiscal year that ended December 31, 2012. Section 5.14(b) of the Company Disclosure Letter sets forth the aggregate dollar amount of charitable contributions made by the Company during the fiscal year ended December 31, 2012.

(c) Board of Directors. The Surviving Corporation shall not permit the removal of any Person elected to the Board of the Surviving Corporation pursuant to the last sentence of Section 1.1(c) from his or her position as a director of the Surviving Corporation, except for cause, until at least the second (2nd) anniversary of the Closing Date and until his or her successor is duly qualified and elected.

(d) Labor Contracts. After the Effective Time, the Surviving Corporation shall continue to perform all of the Company’s obligations under and in accordance with the terms of the Company’s collective bargaining agreements, subject to any amendments or waivers to such contracts as may be agreed by all of the parties thereto.

(e) In the event the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.14.

Section 5.15 Transition Planning. Promptly following the date hereof, the Company and Parent shall each appoint one or more representatives to a working committee that will be responsible for coordinating transition planning and implementation relating to the Merger and obtaining regulatory approvals with respect to the transactions contemplated hereby.

Section 5.16 Changes to Rates or Charges. Excluding annually adjusted regulatory riders, the Company shall, and shall cause the Company Subsidiaries to, (i) obtain Parent’s written consent prior to initiating any general rate case, (ii) consult with Parent prior to making any material changes in the Company’s or the Company Subsidiaries’ rates or charges, standards of service or accounting from those in effect on the date of this Agreement or (iii) further consult with Parent prior to initiating any material proceeding (or filing any amendment thereto), or effecting any material agreement, commitment, arrangement or consent, whether written or oral, formal or informal, with respect thereto.

Section 5.17 Ownership of Company Stock. Prior to the Effective Time, none of Parent, Merger Sub or any other Parent Subsidiary or any affiliate of any of the foregoing will acquire, directly or indirectly, beneficially or of record, any Shares or any other securities convertible into or exchangeable or exercisable for, Company Common Stock or any other equity interests of the Company or the Company Subsidiaries.

Section 5.18    Financing Cooperation.

(a)    Prior to the Closing, the Company, each Company Subsidiary and each Company Representative will provide all cooperation reasonably requested by Ultimate Parent, Parent and Merger Sub in connection with the with the capital markets and bank financings to be undertaken by the Ultimate Parent in connection with the acquisition contemplated by the Merger (each a “Financing” and collectively, the “Financings”), and to use their respective commercially reasonable efforts (a) to cause appropriate officers and employees of the Company and each Company Subsidiary (i) to be available on a customary basis to meet with prospective lenders, rating agencies and investors in presentations, meetings, road shows and due diligence sessions, (ii) to assist with the preparation of disclosure documents, offering documents, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations, projections and similar documents in connection therewith (including permitting the use of the Company’s and any Company Subsidiaries’ logo therein), (iii) to provide customary authorization letters to the Financing sources authorizing the distribution of information provided by the Company and the Company Subsidiaries to prospective Financing sources, (iv) to furnish Ultimate Parent, Parent and Merger Sub and its Financing sources with financial statements and financial and other pertinent information regarding the Company and each Company Subsidiary as may be reasonably requested by Ultimate Parent, Parent and Merger Sub to consummate the offerings of securities contemplated by the Financings at the time that such offerings will be made (including, without limitation, such information necessary to prepare a pro forma consolidated balance sheet and related pro forma consolidated statement of operations), (v) to take all corporate actions necessary and customary to permit the consummation of the Financings and to execute and deliver any definitive Financing documentation, security documents, hedging arrangements, customary certificates, legal opinions (which may be reasoned, if counsel reasonably believes it cannot give the opinion otherwise) or other documents as may be reasonably requested by Ultimate Parent, Parent and Merger Sub in connection with the Financings, (vi) to obtain all waivers, consents and approvals from other parties to Contracts and Liens to which the Company or any of its Subsidiaries is a party or by which any of them or their assets or properties are bound or subject, and (vii) to take all other actions necessary to permit the consummation of the Financings and (b) to cause the independent certified public accountants of the Company and the Company Subsidiaries to provide assistance to Ultimate Parent, Parent and Merger Sub, including providing the consents required under applicable securities laws to the use of their audit reports relating to the Company and the Company Subsidiaries in a public offering document, participating in customary due diligence sessions that may be conducted by the underwriters of any securities offering and to provide any necessary “comfort letters” and to prepare and deliver other customary documents and instruments. Notwithstanding the foregoing, nothing in this Section 5.18 shall require the cooperation or participation of the Company, the Company Subsidiaries or the Company Representatives to the extent it would (A) unreasonably interfere with the business or operations of the Company or the Company Subsidiaries or otherwise unreasonably interfere with the prompt and timely discharge by the Company’s or any Company Subsidiary’s employees of their normal duties, (B) cause any representation or warranty in this Agreement to be breached, any condition to Closing set forth in Article VI to fail to be satisfied or otherwise cause any breach of this Agreement, (C) require the Company or any of the Company Subsidiaries to pay any out-of-pocket fees or expenses prior to the Closing that are not promptly reimbursed by the Parent, (D) require the Company or any Company Subsidiary to pledge any assets as collateral, or pay any commitment or other similar fee or incur any other liability in connection with the Financings prior to the Closing, or otherwise involve any binding commitment by the Company or any of the Company Subsidiaries unless such commitment is conditioned on the Closing and terminates automatically and without liability to the Company or any of the Company Subsidiaries upon the termination of this Agreement or (E) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.18 shall require the Company Board to take any action to approve any Financing.

(b) Parent shall (i) promptly upon request by the Company reimburse the Company for all documented reasonable out-of-pocket costs incurred by the Company, the Company Subsidiaries or the Company Representatives in connection with the Financings or the performance by the Company, the Company Subsidiaries and the Company Representatives of the obligations contemplated by this Section 5.18 and (ii) indemnify and hold harmless the Company, and its Affiliates and Representatives from and against any and all losses, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing or providing any of the information utilized in connection therewith, other than to the extent any of the foregoing arises from the willful misconduct, gross negligence or willful and material breach of the obligations of the Company, its Affiliates or Representatives under this Agreement.

(c) Parent acknowledges and agrees that, notwithstanding the Company’s obligations under this Section 5.18, none of the obtaining of the Financing or any alternative financing or the completion of any issuance of securities contemplated by the Financing are a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any alternative financing or the completion of any such issuance, subject to the applicable conditions set forth in Sections 6.1 and 6.2.

ARTICLE VI CONDITIONS PRECEDENT

Section 6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction or waiver by a joint action of the parties hereto at or prior to the Effective Time of each of the following conditions:

(a)    Company Shareholder Approval. The Company shall have obtained the
Company Shareholder Approval.

(b)    No Injunction. No federal or state court of competent jurisdiction or other
Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order,

decree, judgment, injunction or other ruling or Law (whether temporary, preliminary or permanent), in any case which is in effect and which has the effect of making the Merger illegal or otherwise prevents or prohibits consummation of the Merger; provided, however, that the condition in this Section 6.1(b) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 5.2 or Section 5.5 shall have been the cause of, or shall have resulted in, such order, decree, judgment, injunction or other ruling.

(c) Governmental Approvals. The Company Required Governmental Approvals shall have been obtained (including the expiration or termination of any applicable waiting period, together with any extensions thereof, under the HSR Act) at or prior to the Effective Time, and such approvals shall have been Final Orders, and such approvals shall not, and no order, action or regulatory condition of a regulatory body shall, impose any terms or conditions that, individually or in the aggregate, have or would reasonably be expected to have Regulatory Burdensome Effect. For purposes of this Section 6.1(c), a “Final Order” means an action by the relevant Governmental Entity that is legally effective as of the Effective Time and has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the transactions contemplated hereby may be consummated has expired (a “Final Order Waiting Period”), and as to which all conditions to the consummation of such transactions prescribed by Law have been satisfied.

(d) CFIUS. Parent and the Company shall have received written confirmation from CFIUS that CFIUS has reviewed the information provided to it regarding the Merger and based on its review and, where applicable, investigation, and CFIUS has determined that there are no unresolved national security concerns with respect to the Merger.

Section 6.2 Additional Conditions to Obligations of Parent and Merger Sub.The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in Sections 3.2(a), 3.2(b), 3.3, clause (a) of Section 3.4, and the first sentence of each of Sections 3.2(c) and 3.2(f)), without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date); provided, however, that the condition in this Section 6.2(a)(i) shall be deemed to be satisfied so long as any failures of such representations and warranties to be true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; and (ii) the representations and warranties of the Company set forth in Sections 3.2(a) and 3.2(b) and the first sentence of each of Sections 3.2(c) and Section 3.2(f) shall be true and correct in all respects (except for de minimis inaccuracies) and Section 3.3 and clause (a) of Section 3.4 without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct in all material respects, as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date). Parent shall have received a certificate signed on behalf of the Company by an authorized officer of the Company as to the satisfaction of the condition in this Section 6.2(a).

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate signed on behalf of the Company by an authorized officer of the Company as to the satisfaction of the condition in this Section 6.2(b).

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect or any change, event, occurrence, effect or development that, individually or in the aggregate, has had or would reasonably be expected to result in a Company Material Adverse Effect.

Section 6.3 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub contained in this Agreement (other than the representations and warranties of Parent set forth in Section 4.2), without regard to materiality qualifiers contained within such representations and warranties, shall be true and correct as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date); provided, however, that the condition in this Section 6.3(a)(i) shall be deemed to be satisfied so long as any failures of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement; and (ii) the representations and warranties of Parent set forth in Section 4.2 shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date). The Company shall have received a certificate signed on behalf of the Parent by an authorized officer of Parent as to the satisfaction of the condition in this Section 6.3(a).

(b) Agreements and Covenants. Each of Ultimate Parent, Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate signed on behalf of Parent by an authorized officer of Parent as to the satisfaction of the condition in this Section 6.3(b).

(c) Governmental Approvals. The ACC Approval shall not contain any term that has the effect of reducing the Merger Consideration to be received by the holders of Shares in their capacity as such, and any Company Required Governmental Approval that would reasonably be expected to contain such a term shall have been obtained by Final Order.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1    Termination. This Agreement may be terminated at any time prior to the
Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either the Company or Parent, if the Effective Time shall not have occurred on or before December 11, 2014 (the “Initial Outside Date”); provided, however, that (i) if on the Initial Outside Date the conditions to the Closing set forth in Sections 6.1(c), 6.1(d) and 6.3(c) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied or waived (or shall be capable of being satisfied at the Closing), then the Initial Outside Date shall be extended to June 11, 2015 (the “Extended Outside Date”) and (ii) if the Initial Outside Date or the Extended Outside Date, as the case may be, shall occur during any Final Order Waiting Period, the Initial Outside Date or the Extended Outside Date, as the case may be, shall be extended until the third (3rd) Business Day after the expiration of such Final Order Waiting Period; and provided, further, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party if the failure of the Effective Time to occur on or before such date is the result of such party having breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement;
(c) by either the Company or Parent, if the Company Shareholder Approval shall not have been obtained upon a vote taken thereon at the Company Shareholder Meeting (including any adjournment or postponement thereof);

(d) by either the Company or Parent, if any court of competent jurisdiction or other Governmental Entity shall have issued an order or injunction or taken any other action, in each case, permanently enjoining, restraining or prohibiting the Merger, and such order, injunction or other action shall have become final and non-appealable (which order, injunction or other action the party seeking to terminate this Agreement shall have used its reasonable best efforts to resist, resolve or lift, as applicable);

(e) by Parent, at any time prior to the receipt of the Company Shareholder Approval, if (i) the Company Board shall have effected a Change of Company Board Recommendation (whether or not in compliance with Section 5.4), or (ii) the Company shall have entered into a definitive agreement with respect to a Superior Proposal;

(f) by the Company, at any time prior to the receipt of the Company Shareholder Approval, in accordance with the provisions of Section 5.4(f); provided, however, that the Company shall have complied with all of the requirements of Section 5.4(f);

(g) by Parent, if: (i) (A) the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.2(a) or 6.2(b), respectively, is not reasonably capable of being satisfied; (B) Parent shall have delivered to the Company written notice of such breach or failure to perform; and (C) either such breach or failure to perform is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to the Company and such breach or failure to perform shall not have been cured; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if Parent or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.3(a) or 6.3(b) is not reasonably capable of being satisfied; or (ii) all of the conditions in Sections 6.1 and 6.3 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived and the Company has failed to effect the Closing pursuant to Section 1.2; or

(h) by the Company, if: (i) (A) Ultimate Parent, Parent or Merger Sub has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.3(a) or
6.3(b), respectively, is not reasonably capable of being satisfied; (B) the Company shall have delivered to Parent written notice of such breach or failure to perform; and (C) either such breach or failure to perform is not capable of cure or at least 30 days shall have elapsed since the date of delivery of such written notice to Parent and such breach or failure to perform shall not have been cured; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h)(i) if the Company has breached or failed to perform any of its representations, warranties, covenants or agreements contained in this Agreement, in any case, such that a condition contained in Section 6.2(a) or 6.2(b) is not reasonably capable of being satisfied; or (ii) all of the conditions in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived and Parent and Merger Sub have failed to effect the Closing pursuant to Section 1.2.

Section 7.2    Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Ultimate Parent, Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, in either case, except (i) with respect to Section 5.3(b), this Section 7.2 and Article VIII, or (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by another party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(b)    In the event that this Agreement is terminated:

(i)
by (A) Parent pursuant to Section 7.1(e), or (B) the Company pursuant to Section 7.1(f), then the Company shall pay (or cause to be paid) to Parent, within two (2) Business Days following the date of such termination by Parent pursuant to clause (A), or prior to or concurrently with such termination by the Company pursuant to clause (B), a termination fee of $63,900,000 (the “Company Termination Fee”); or

(ii)
(A) by (1) either Parent or the Company pursuant to Section 7.1(b) or Section 7.1(c) or (2) Parent pursuant to Section 7.1(g), (B) prior to the termination pursuant to Section 7.1(b), the Company Shareholder Meeting or the breach of or failure to perform giving rise to Parent's right to terminate under Section 7.1(g), as the case may be, an Acquisition Proposal involving the Company shall have been made to the Company or the Company Board or publicly disclosed and, in each case, not withdrawn and (C) within twelve (12) months after the termination of this Agreement the Company shall have entered into a definitive agreement with respect to, or consummated, an Acquisition Proposal, then the Company shall pay to Parent, within two (2) Business Days after the earlier of the date the Company enters into such definitive agreement or consummates such Acquisition Proposal, an amount equal to the Company Termination Fee less any Parent Transaction Expenses previously paid in accordance with Section 7.2(b)(iii). For purposes of clause “(C)” of this Section 7.2(b)(ii), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 8.4, except that all percentages therein shall be changed to “50%”; or

(iii)
(A) by (1) either Parent or the Company pursuant to Section 7.1(b) or Section 7.1(c) or (2) Parent pursuant to Section 7.1(g), and (B) prior to the termination pursuant to Section 7.1(b), the Company Shareholder Meeting or the breach or failure to perform giving rise to Parent’s right to terminate under Section 7.1(g), as the case may be, an Acquisition Proposal involving the Company shall have been made to the Company or the Company Board or publicly disclosed and, in each case, not withdrawn, then the Company shall reimburse Parent promptly upon demand, but in no event later than three (3) Business Days after the date of such demand, by wire transfer of same day funds, for all fees and expenses incurred or paid by or on behalf of Parent in connection with the Merger or the other transactions contemplated by this Agreement, including all fees and expenses incurred in connection with Parent’s equity and debt Financing and fees and expenses of counsel (“Parent Transaction Expenses”); provided, however, that the Company shall not be obligated to reimburse Parent for Parent Transaction Expenses pursuant to this Section 7.2(b)(iii) in excess of $12,500,000 in the aggregate.

(c) Any payment under Section 7.2(b) shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(d) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. It is acknowledged and agreed that the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which the Company Termination Fee is payable; provided, however, that the foregoing shall not limit Parent’s rights with respect to any liabilities or damages incurred or suffered by Ultimate Parent, Parent or Merger Sub as a result of the willful and material breach by the Company of any of its representations, warranties, covenants or agreements set forth in this Agreement (including any such case in which the Company Termination Fee or Parent Transaction Expenses is payable pursuant to this Section 7.2, to the extent any such liability or damage suffered by Parent exceeds the amount of the Company Termination Fee or Parent Transaction Expenses payable pursuant to this Section 7.2, it being the intent that any Company Termination Fee or Parent Transaction Expenses shall, to the extent of such payment, serve as credit against and off-set any liability or damage suffered by Parent as a result of the willful and material breach by the Company of any of its representations, warranties, covenants or agreements set forth in this Agreement). In no event shall the Company be required to pay to Parent more than one Company Termination Fee pursuant to Section 7.2(b). In the event that any payment required to be made pursuant to this Section 7.2 is not paid by the date so required, such amount payable shall bear interest at a rate equal to the greater of (i) the current per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate and (ii) five percent (5%) per annum. The unsuccessful party in any action to enforce the provisions of this Section 7.2 shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by the successful party to such action.

Section 7.3 Amendment. This Agreement may be amended by the Company, Parent and Merger Sub by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after receipt of the Company Shareholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 7.4 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained herein; provided, however, that after receipt of the Company Shareholder Approval, there may not be any extension or waiver of this Agreement which decreases the Merger Consideration or which adversely affects the rights of the Company’s shareholders hereunder without the approval of such shareholders at a duly convened meeting of the Company’s shareholders called to obtain approval of such extension or waiver. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII GENERAL PROVISIONS

Section 8.1 Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

Section 8.2 Fees and Expenses. Subject to Section 5.13 and Section 7.2, whether or not the Merger is consummated, all fees and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same; provided, however, that all fees and expenses associated with filings made pursuant to the HSR Act shall be paid by Parent.

Section 8.3 Notices. Any notices, consents, approvals, demands, requests or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and delivered either in person, by Federal Express (or other reliable overnight courier), by registered or certified mail, or by facsimile transmission or electronic mail, and shall be deemed to have been duly given (a) upon receipt, if delivered personally or by Federal Express (or other reliable overnight courier), with overnight delivery and with acknowledgement of receipt requested, (ii) three (3) Business Days after mailing, if mailed by registered or certified mail (postage prepaid, return receipt requested) or (iii) on the Business Day the transmission is made, when transmitted by facsimile or electronic mail (provided, that the same is sent by Federal Express (or other reliable overnight courier) for delivery on the next succeeding Business Day, with acknowledgment of receipt requested), to the address specified below for the recipient party, in each case as follows (or, in each case, at or to such other address or telecopier number for the recipient party as shall be specified by notice from such party given pursuant to this Section 8.3):

If to Parent or Merger Sub, addressed to it at:

c/o Fortis Inc.
The Fortis Building, 139 Water Street, Suite 1201
P.O. Box 8837
St. John’s, Newfoundland A1B 3T2
Canada
Fax:
Attention: Ronald W. McCabe
E-mail:

with a copy to (for information purposes only):
White & Case LLP

1155 Avenue of the Americas
New York, New York 10036
Fax: (212) 354-8113
Attention:	Earle H. O’Donnell
John M Reiss
E-mail:	EOdonnell@whitecase.com
JReiss@WhiteCase.com

If to the Company, addressed to it at:

UNS Energy Corporation
88 E. Broadway Blvd.
HQE901
Tucson, Arizona 85701
Fax:
Attention:	Todd Hixon
Vice President & General Counsel
E-mail:

with copies to (for information purposes only):
Baker Botts L.L.P.

30 Rockefeller Plaza
New York, New York 10112
Fax: (212) 259-2557
Attention:	William S. Lamb
Michael Didriksen
E-mail:	bill.lamb@bakerbotts.com
michael.didriksen@bakerbotts.com

Section 8.4    Certain Definitions. For purposes of this Agreement, the term:

“A.A.C.” means the Arizona Administrative Code, which comprise the rules of the State of
Arizona.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions of the relevant third party that has made an Acquisition Proposal that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that the Company shall be permitted to enter into a less favorable confidentiality agreement, provided that the terms of the Confidentiality Agreement are deemed modified to the same extent; and provided, further, that such Acceptable Confidentiality Agreement does not in any way restrict the Company from complying with its obligations under this Agreement, including with respect to the Company’s disclosure obligations to Parent under this Agreement with respect to any Acquisition Proposal.

“Acquisition Proposal” means any inquiry, offer, indication of interest or proposal (whether or not in writing) from, or public announcement by, any Person relating to any transaction or series of transactions involving (a) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company, (b) any sale, lease, license or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, joint venture, sale of Equity Interests, or any other economic interest, in the Company or a Company Subsidiary or otherwise), of assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (c) issuance, sale or other disposition, directly or indirectly, of Equity Interests representing 20% or more of the voting power of the Company, (d) any direct or indirect acquisition of securities, tender offer or exchange offer or other similar transaction that, if consummated, would result in any Person or “group” (as defined in the Exchange Act) of Persons, directly or indirectly acquiring beneficial or record ownership of more than 20% of the Shares then outstanding or (e) combination of the foregoing (in each case, other than the Merger).

“affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Aggregate Merger Consideration” means the product of the Merger Consideration and the number of Shares issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.1(b) and Restricted Shares).

“A.R.S.” means the Arizona Revised Statutes, which comprise the statutory laws of the
State of Arizona.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York, the Province of Ontario, Canada or the Province of Newfoundland and Labrador, Canada.

“C.F.R.” means the Code of Federal Regulations as published in the Federal Register by the departments and agencies of the U.S. Government.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Equity Award” means Company Options, Restricted Shares, Restricted Stock Units, Other Equity-Based Awards or any other equity-based compensation awards of the Company.

“Company Material Adverse Effect” means any fact, change, event, circumstance, occurrence, effect or development that is materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement or to perform its obligations under this Agreement on a timely basis in accordance with the terms of this Agreement and applicable Law; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect, except, in the case of clauses (a), (b), (e), (f), (g), (h) , (i) and (j), to the extent such fact, change, event or development has a disproportionate effect on the Company and the Company Subsidiaries, taken as a whole, compared with other Persons operating in the natural gas and electric utility industries: (a) any change affecting the general economy or political, regulatory, business, economic, financial, credit or capital market conditions in the United States, including interest rates or exchange rates, or any changes therein; (b) any change affecting the national, regional, state or local wholesale or retail markets for natural gas or electric power or the national, regional, state or local electric or natural gas transmission or distribution systems; (c) any change attributable to the execution or announcement of this Agreement, or the pendency of the transactions contemplated hereby, including any change attributable to the proceeding in connection with the application for the ACC Approval (but without limiting the application of Section 5.5(c) hereof), any reduction in sales resulting therefrom, any adverse change in supplier, distributor, employee, financing source, shareholder, partner or similar relationships resulting therefrom or any change in the credit rating of the Company or any Company Subsidiary resulting therefrom; (d) any action taken, or failure to act, at the written request of Parent or Merger Sub; (e) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement; (f) any change in national, regional, state or local wholesale or retail electric power and capacity or natural gas prices or in the market price for commodities; (g) any hurricane, earthquake, flood or other natural disasters or acts of God; (h) any change resulting from weather conditions or customer use patterns; (i) any adoption, proposal or implementation of, or change in, any applicable Law after the date hereof or any interpretation thereof by any Governmental Entity; (j) any change in GAAP after the date hereof or any interpretation thereof by any Governmental Entity; (k) any failure by the Company to meet any estimates of revenues, earnings, projections or other economic performance, whether published, internally prepared or provided to Parent and any Parent Representatives; or (l) any change in the price or trading volume of the Company Common Stock on the New York Stock Exchange or any suspension of trading in securities generally on the New York Stock Exchange; provided, however, that with respect to clauses (k) and (l), it is understood that the facts and circumstances giving rise to such failure or change may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (a)-(j) of this definition.

“Company Shareholder Meeting” means a duly convened meeting of the Company’s shareholders called to obtain the Company Shareholder Approval, or any valid adjournment or postponement thereof made in accordance with this Agreement.

“Contract” means any agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of indebtedness, letter of intent, purchase order, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license, purchase and sales order or other legal commitment to which a Person is a party or to which the properties or assets of such Person are subject.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of Equity Interests, by Contract or otherwise.

“Environmental Laws” means all applicable federal, state or local Laws (including the common law), statutes, ordinances and regulations which (a) regulate or relate to the protection or clean up of the environment, the protection of human health or worker safety (to the extent related to the exposure to Hazardous Substances) or the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and
Liability Act (42 U.S.C. § 9601 et seq.), or any other law of similar effect.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, membership, voting security or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company or any Company Subsidiary or Parent or any Parent Subsidiary, as applicable, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section
414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“GAAP” means generally accepted accounting principles as applied in the United States. “Governmental Entity” means any national, federal, state, county, municipal or local government, or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, including, for the avoidance of doubt, the North American Electric Reliability Corp. in its capacity as the FERC-certified Electric Reliability Organization and the Western Electricity Coordinating Council.

“Hazardous Substances” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas that is subject to regulation, control or remediation under any Laws regulating or relating to the protection or clean up of the environment or the protection of human health or worker safety.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means and includes each of the following: (a) any indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) any obligations evidenced by bonds, debentures, notes or other similar instruments, (c) any obligations to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, (d) any obligations as lessee under capitalized leases, “synthetic” leases or conditional sale or other title retention agreements, (e) any obligations, contingent or otherwise, under acceptance credit, letters of credit or similar facilities that have been drawn, (f) obligations under any interest rate, currency or other hedging agreements, or (g) any guaranty, keep well agreement or other agreement to maintain any financial condition of another person or any arrangement having the economic effect of any of the foregoing.

“Intellectual Property” means all U.S. (a) patents and patent applications, (b) trademarks, service marks, trade dress, logos, Internet domain names, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) copyrights and rights under copyrights, whether registered or unregistered, and any registrations and applications for registration thereof, (d) trade secrets and other rights in know-how and confidential or proprietary information, including any technical data, specifications, techniques, inventions and discoveries, (e) rights of privacy and rights of publicity, and (f) all other intellectual property rights recognized by applicable Law enforceable in the U.S.

“IT Assets” means all computers, computer software, hardware, firmware, middleware, servers, source code, object code, development tools, workstations, routers, hubs, switches, data communications lines, websites, data, and all other information technology equipment, and all associated documentation (a) owned by the Company or one of the Company’s Subsidiaries or (b) which the Company or one of the Company’s Subsidiaries uses, including any and all outsourced or cloud computing based arrangements.

“IRS” means the United States Internal Revenue Service.

“knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed in Exhibit A-1 hereto after reasonable inquiry of those employees of the Company or the Company Subsidiaries known to such individuals to have specialized knowledge of the subject matter of the applicable representation or warranty and (ii) with respect to the Parent, the actual knowledge of the individuals listed in Exhibit A-2 hereto.

“Law” means any federal, state, local or foreign law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree, including for the avoidance of doubt, reliability standards developed and enforced by the North American Electric Reliability Council in its capacity as the FERC-certified Electric Reliability Organization or the Western Electricity Coordinating Council.

“Lien” means any lien, claim, mortgage, defect of title, conditions, preemption right, debenture, indenture, hypothecation, license to third parties, equity, charge, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature (contingent or otherwise), whether voluntarily incurred or arising by operation of Law.

“Parent Subsidiary” means any Subsidiary of Parent.

“Permitted Lien” means (i) Liens specifically reflected or reserved against or otherwise disclosed in the Company Financial Statements; (ii) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’ or repairmen’s Liens arising or incurred in the ordinary course that are not material in amount or effect on the business of the Company and the Company Subsidiaries; (iii) Liens for Taxes (x) not yet due and payable or (y) being contested in good faith by appropriate proceedings and in each case of clause (x) and (y) for which adequate reserves, to the extent required in accordance with GAAP, are reflected in the Company Financial Statements; (iv) with respect to real property, easements, quasi-easements, licenses, covenants, rights-of-way, rights of re-entry or other similar restrictions, including any other agreements, conditions or restrictions that would be shown by a current title report and which do not materially impair the owner of such property’s ability to use the property as currently used; and (v) encumbrances that would not materially impair the conduct of the business of the Company and its Subsidiaries, or the use or value of the relevant asset.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or “person” (as defined in Section
13(d)(3) of the Exchange Act).

“Proxy Statement” means a proxy statement relating to the approval and adoption of this
Agreement by the Company’s shareholders and any amendments or supplements thereto.

“Release” means disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying and seeping into or upon any land or water or air or otherwise entering the environment.

“Remedial Action” means all action to (a) clean up, remove, treat or handle in any other way Hazardous Substances in the environment, (b) prevent the Release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or the environment, or (c) perform preliminary assessments, site investigations, remedial investigations, remedial actions, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance, reporting and monitoring.

“Renewable Energy Credits” has the meaning set forth in A.A.C. R14-2-1801 et seq. (Renewable Energy Standard and Tariff).

“Renewable Portfolio Standard” means the Annual Renewable Energy Requirement, which shall have the meaning set forth in A.A.C. R14-2-1801 et seq. (Renewable Energy Standard and Tariff).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, limited liability company, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the voting power of the Equity Interests representing the right to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other legal entity.

“Superior Proposal” means any bona fide written Acquisition Proposal (except that all percentages therein shall be changed to “50%”) made by a third party that, in the good faith judgment of the Company Board, after consultation with its financial advisors and outside counsel, taking into account all the terms and conditions of such proposal that the Company Board deems relevant (including, but not necessarily limited to, the (i) legal terms and conditions, (ii) conditions to closing, (iii) financial provisions, (iv) regulatory conditions and other undertakings relating to the Company’s and the Company Subsidiary’s customers, employees and other constituencies, (v) probable timing, (vi) likelihood of consummation (including whether such Acquisition Proposal is contingent on receipt of third party financing or is terminable by the acquiring third party upon payment of a termination fee) and (vii) other aspects of the proposal, as well as any changes to the terms of this Agreement committed to by Parent in response to such proposal or otherwise), is more favorable to the Company than the Merger.
“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration required to be supplied to any Governmental Entity or domestic or foreign taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.
“Taxes” means (a) any federal, state, local or foreign taxes, assessments, duties, levies, or other similar governmental charges, including taxes based on or measured by value, worth, capital, income, receipts, profits, sales or other business activity, or a tax imposed in lieu thereof, including withholding of any of the foregoing and collection of sales taxes, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding, fuels, ad valorem and other taxes, assessments, duties, levies or other similar governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, deficiency assessments, and (b) any interest, penalty or addition to any of the foregoing.

“U.S.C.” means the Code of the Laws of the U.S.

Section 8.5    Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“Agreement”	Preamble
“ABCA”	Section 1.1(a)
“ACC”	Section 1.2
“ACC Approval”	Section 3.5(d)
“ADEQ”	Section 5.5(e)(iii)
“Articles of Merger”	Section 1.2
“Benefit Protection Period”	Section 5.8(a)
“Book-Entry Shares”	Section 2.2(b)(ii)
“Certificate”	Section 2.1(a)
“CFIUS”	Section 3.5(g)
“Change of Company Board Recommendation”	Section 5.4(d)(iii)
“Closing Date”	Section 1.2
“Closing”	Section 1.2
“Company”	Preamble
“Company Benefit Plan”	Section 3.12(a)
“Company Board”	Recitals
“Company Board Recommendation”	Section 5.2(c)
“Company By-laws”	Section 3.1(b)(ii)

“Company Charter”	Section 3.1(b)(i)
“Company Common Stock”	Section 2.1(a)
“Company Disclosure Letter”	Article III
“Company Employees”	Section 5.8(a)
“Company Equity Plans”	Section 2.3(a)(i)
“Company Financial Statements”	Section 3.7
“Company Insurance Policies”	Section 3.22
“Company Joint Venture Agreements”	Section 3.1(d)
“Company Joint Venture Entity”	Section 3.1(d)(i)
“Company Joint Venture Securities”	Section 3.1(d)(ii)
“Company Leased Real Property”	Section 3.16(b)(i)
“Company Option”	Section 2.3(a)(i)
“Company Owned Real Property”	Section 3.16(a)
“Company Permits”	Section 3.6(a)
“Company Preferred Stock”	Section 3.2(a)
“Company Real Property”	Section 3.16(c)
“Company Real Property Leases”	Section 3.16(b)
“Company Representatives”	Section 5.3(a)
“Company Required Governmental Approvals”	Section 3.5(d)
“Company Scheduled Contract”	Section 3.14(b)
“Company SEC Documents”	Section 3.7
“Company Shareholder Approval”	Section 3.23
“Company Subsidiary”	Section 3.1(c)
“Company Termination Fee”	Section 7.2(b)(i)
“Confidentiality Agreement”	Section 5.3(b)
“D&O Insurance”	Section 5.10(c)
“Dodd-Frank Act”	Section 3.28
“DPA”	Section 3.5(g)
“Effective Time”	Section 1.2
“ERISA”	Section 3.12(a)
“Exchange Fund”	Section 2.2(a)
“Extended Outside Date”	Section 7.1(b)(i)
“FCC”	Section 3.5(h)
“FERC”	Section 3.5(d)
“FERC Approval”	Section 3.5(d)
“Final Order”	Section 6.1(c)
“Final Order Waiting Period”	Section 6.1(c)
“Financing”	Section 5.18
“FPA”	Section 3.25(a)
“Initial Outside Date”	Section 7.1(b)
“Merger”	Recitals
“Merger Consideration”	Section 2.1(a)
“Merger Sub”	Preamble
“Net Position”	Section 3.28
“Notice of Change of Recommendation”	Section 5.4(e)(i)
“Notice of Superior Proposal”	Section 5.4(f)(ii)

“Option Payments”	Section 2.3(a)(i)
“Other Equity-Based Award”	Section 2.3(a)(iii)
“Parent”	Preamble
“Parent Board”	Recitals
“Parent Disclosure Letter”	Article IV
“Parent Representatives”	Section 5.3(a)(i)
“Parent Transaction Expenses”	Section 7.2(b)(iii)
“Paying Agent”	Section 2.2(a)
“PBGC”	Section 3.12(e)(iv)
“PUHCA”	Section 3.25(a)
“PURPA”	Section 3.25(a)(ii)
“Regulatory Burdensome Effect”	Section 5.5(c)
“Restricted Share”	Section 2.3(a)(ii)
“Restricted Stock Units”	Section 2.3(a)(iii)
“Sarbanes-Oxley Act”	Section 3.7
“Section 16”	Section 5.12
“Shares”	Section 2.1(a)
“Single Employer Plan”	Section 3.12(e)
“Surviving Corporation”	Section 1.1(a)
“TEP”	Section 3.2(a)
“TEP Common Stock”	Section 3.2(a)(i)
“TEP Preferred Stock”	Section 3.2(a)(ii)
“Trading Guidelines”	Section 3.28
“Transfer Taxes”	Section 5.13
“Ultimate Parent”	Preamble
“UNS Electric”	Section 3.25(a)
“UNS Gas”	Section 3.25(a)
“Utility Subsidiaries”	Section 3.25(a)
“VEBA”	Section 3.12(a)
“WARN”	Section 3.13(a)

Section 8.6    Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 8.8 Entire Agreement. This Agreement (together with the Exhibits, Company Disclosure Letter, Parent Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more direct or indirect wholly-owned Subsidiaries of Ultimate Parent at any time and (ii) after the Effective Time, to any Person; provided, that no such transfer or assignment shall relieve Ultimate Parent, Parent or Merger Sub from any of its obligations hereunder or make it more difficult for Ultimate Parent to comply with its obligations under the Ultimate Parent guarantee set forth in Section 8.15. Any assignment or transfer in violation of the preceding sentence shall be void.

Section 8.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than: (a) any Persons entitled to indemnification under the provisions of Section 5.10, with respect to such provisions, who shall be entitled to enforce their rights under this Agreement as third-party beneficiaries; (b) the shareholders of the Company, in the event of a termination of this Agreement as a result of a breach of this Agreement by Parent or Merger Sub, subject to Section 7.2(a), with respect to the lost opportunity to receive the Merger Consideration pursuant to this Agreement; provided, however, that the rights granted pursuant to this clause (b) shall only be enforceable by the Company on behalf of the shareholders of the Company (and not directly by any such shareholder) (it being understood and agreed that any and all interests in such claims shall attach to the Shares and subsequently trade and transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (i) distributed, in whole or in part, by the Company to the holders of Shares of record as of any date determined by the Company or (ii) retained by the Company for the use and benefit of the Company on behalf of its shareholders in any manner the Company deems fit); and (c) the shareholders of the Company, after the Effective Time, with respect to the right of such shareholders to receive Merger Consideration for any Share such shareholder holds.

Section 8.11 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: (i) the singular number shall include the plural, and vice versa; (ii) the masculine gender shall include the feminine and neuter genders; (iii) the feminine gender shall include the masculine and neuter genders; and (iv) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits,” are intended to refer to Sections of this

Agreement and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.

Section 8.12    Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) Except to the extent the ABCA is mandatorily applicable to the Merger, this Agreement shall be governed by, and construed in accordance with the Laws of the State of Delaware without regard to Laws that may be applicable under conflicts of laws principles that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court from therefrom in the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware and any appellate court from any thereof) in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating hereto or thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such court, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such court located in Delaware. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS

AGREEMENT    BY,    AMONG    OTHER    THINGS,    THE    MUTUAL    WAIVERS    AND CERTIFICATIONS IN THIS SECTION 8.12(c).

Section 8.13 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.14    Specific Performance.

(a) The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that each party hereto shall be entitled to an injunction, specific performance and other equitable relief without the posting of any bond, to prevent breaches of this Agreement and to enforce specifically in the courts of the State of Delaware and of the United States of America located in the State of Delaware the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Without limitation of the foregoing and notwithstanding anything in this Agreement to the contrary, the parties hereby further acknowledge and agree that prior to the Closing: (i) the Company shall be entitled to specific performance (A) to enforce specifically the terms and provisions of, and to prevent or cure breaches of, Section 5.5 by Parent or Merger Sub or Section 8.15 by Ultimate Parent and (B) if (x) all conditions in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied and (y) Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, to prevent or cure breaches of this Agreement by Parent or Merger Sub and/or to enforce specifically the terms and provisions of this Agreement, including to cause Ultimate Parent, Parent and/or Merger Sub to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions of this Agreement; and (ii) Parent and Merger Sub shall be entitled to specific performance if (A) all conditions in Sections 6.1 and 6.3 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied and (B) the Company fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, to prevent or cure breaches of this Agreement by the Company and/or to enforce specifically the terms and provisions of this Agreement, including to cause the Company to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions of this Agreement. Each party hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that (x) the other party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

(b) The parties further agree that (i) the seeking of the remedies provided for in Section 8.14(a) shall not in any respect constitute a waiver by any party seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.2, in the event that this Agreement has been terminated or in the event that the remedies provided for in Section 8.14(a) are not available or otherwise are not granted, and (ii) nothing set forth in this Agreement shall require a party to institute any proceeding for (or limit a party’s right to institute any proceeding for) specific performance under Section 8.14(a) prior or as a condition to exercising any termination right under Article VII (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to Section 8.14(a) or anything set forth in this Section 8.14(b) restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter.

Section 8.15    Ultimate Parent Guarantee.

(a) Ultimate Parent hereby irrevocably, absolutely and unconditionally guarantees to the Company the due, prompt and punctual payment and performance when due of all of Parent’s and Merger Sub’s obligations and agreements under this Agreement up to and including the Closing, including the consummation of the Merger, the payment of the Aggregate Merger Consideration and the performance of Parent’s and Merger Sub’s obligations under Sections 2.2 and 5.5, it being understood that Ultimate Parent shall have no obligation to guarantee any post-Closing obligations or agreements. Ultimate Parent’s obligations are unconditional irrespective of any circumstances which might otherwise constitute, by operation of law, a discharge of a guarantor and it shall not be necessary for the Company to institute or exhaust any remedies or causes of action against Parent or Merger Sub or any other Person as a condition to the obligations of Ultimate Parent hereunder.

(b) Ultimate Parent hereby represents and warrants to the Company that it: (i) is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted; (ii) is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Ultimate Parent, Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement or to perform its obligations hereunder; and (iii) owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other Equity Interests in Parent.

(c) Ultimate Parent hereby represents and warrants to the Company that: (i) it has the requisite corporate or other legal entity, as the case may be, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger; (ii) the execution and delivery of this Agreement by Ultimate Parent, and the performance by Ultimate Parent of its obligations hereunder, have been duly and validly authorized by all requisite corporate or other legal entity, as the case may be, action on the part of Ultimate Parent and no other corporate or other legal entity, as the case may be, proceedings on the part of Ultimate Parent, and no shareholder or other equityholder votes, are necessary to authorize this Agreement or to perform its obligations hereunder; (iii) this Agreement has been duly authorized and validly executed and delivered by Ultimate Parent and, assuming due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Ultimate Parent, enforceable against Ultimate Parent in accordance with its terms, except that (x) such enforcement may be subject to applicable bankruptcy, insolvency or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought; and (iv) none of the execution, delivery or performance of this Agreement by Ultimate Parent will (with or without notice or lapse of time, or both): (x) conflict with or violate any provision of the articles of incorporation or bylaws, or any equivalent organizational or governing documents, of Ultimate Parent; (y) conflict with or violate any Law applicable to Ultimate Parent or any of its properties or assets; or (z) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the properties or assets of Ultimate Parent pursuant to, any Contract or permit to which Ultimate Parent is a party or by which it or any of its respective properties or assets are bound, except, with respect to clauses (y) and (z), for any such conflicts, violations, consents, breaches, losses, defaults, other occurrences or Liens which, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Ultimate Parent to perform its obligations under this Agreement.

Section 8.16    Affiliate Liability.

(a) Each of the following is for purposes of this Section 8.16(a) referred to as a “Company Affiliate”: any director, officer or employee of (i) the Company or any Company Subsidiary or (ii) any person who controls the Company or any Company Subsidiary. Other than the Company as specifically provided for herein, no Company Affiliate shall have any personal liability or personal obligation to Parent, Merger Sub or Ultimate Parent of any nature whatsoever in connection with or under this Agreement, and each of Parent, Merger Sub and Ultimate Parent hereby waives and releases all claims of any such liability and obligation.

(b) Each of the following is for purposes of this Section 8.16(b) referred to as a “Parent Affiliate”: any director, officer or employee of (i) Ultimate Parent or any of its Subsidiaries or (ii) any person who controls Ultimate Parent or any of its Subsidiaries. Other than the Parent, Merger Sub and Ultimate Parent, as specifically provided for herein, no Parent Affiliate shall have any personal liability or personal obligation to the Company or any Company Subsidiary of any nature whatsoever in connection with or under this Agreement, and the Company and each Company Subsidiary hereby waives and releases all claims of any such liability and obligation.

[Signature Page Follows.]

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and Ultimate Parent have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FORTISUS INC.

By:	/s/ Barry V. Perry
Name:	Mr. Barry V. Perry
Title:	Vice President, Finance and Chief Financial Officer

By:	/s/ Ronald W. McCabe
Name:	Mr. Ronald W. McCabe
Title:	Vice President, General Counsel and Corporate Secretary

COLOR ACQUISITION SUB INC.

By:	/s/ Barry V. Perry
Name:	Mr. Barry V. Perry
Title:	Vice President, Finance and Chief Financial Officer

By:	/s/ Ronald W. McCabe
Name:	Mr. Ronald W. McCabe
Title:	Vice President, General Counsel and Corporate Secretary

FORTIS INC.

By:	/s/ H. Stanley Marshall
Name:	Mr. H. Stanley Marshall
Title:	President and Chief Executive Officer

By:	/s/ Barry V. Perry
Name:	Mr. Barry V. Perry
Title:	Vice President, Finance and Chief Financial Officer

UNS ENERGY CORPORATION

By:	/s/ Paul J. Bonavia
Name:	Paul J. Bonavia
Title:	Chairman and CEO

[Signature Page to Agreement and Plan of Merger]

List of Omitted Exhibits and Schedules

The following exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

EXHIBITS
Exhibit A-1	Company Knowledge Persons
Exhibit A-2	Parent Knowledge Persons

SCHEDULES
3.1(c)	Company Subsidiaries
3.1(d)	Company Joint Ventures
3.2(b)	Company Equity Awards
3.2(c)	Commitments relating to Issuance of Equity Interests
3.2(d)	Obligations relating to Acquisition or Disposition of Equity Interests
3.2(e)	Outstanding Indebtedness
3.2(f)	Equity Interests
3.5	Governmental Approvals
3.9	Undisclosed Liabilities
3.10	Absence of Certain Changes
3.12	Company Benefit Plans
3.13(a)	Collective Bargaining Agreements
3.13(b)	Employment Arrangements
3.14(b)	Contracts
3.16(a)	Real Property
3.16(b)	Leased Real Property
3.19(a)	Intellectual Property
3.20	Tax Matters
3.25(a)	Regulation as a Utility
3.26	Regulatory Filings
3.29	Regulatory Proceedings
5.1(a)	Conduct of the Company
5.5(b)	ACC Approval Required Principles
5.10(b)	Indemnification Agreements
5.10(c)	D&O Insurance
5.14(b)	Community Involvement